UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

AXOGEN, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

523251 10 6

(CUSIP Number)

John J. Park (609) 924-6452 Administrative Partner, Chief Financial Officer Cardinal Partners, 230 Nassau Street, Princeton, New Jersey 08542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523251 10 6	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS. CHP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 886,556 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 886,556 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,556 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 523251 10 6	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS. CHP II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 886,556 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 886,556 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,556 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 523251 10 6	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS. John K. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 886,556 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 886,556 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,556 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 523251 10 6	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS. Brandon H. Hull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 886,556 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 886,556 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,556 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 523251 10 6	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS. John J. Park
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 886,556 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 886,556 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,556 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.01 par value (the “Common Stock”), of AxoGen, Inc. (the “Issuer”) having its principal executive office at 13859 Progress Boulevard, Suite 100, Alachua, Florida 32615.

Item 2.	Identity and Background.

This statement is filed by (i) CHP II, L.P., a Delaware limited partnership (the “Fund”); (ii) CHP II Management, LLC, a Delaware limited liability company and general partner of the Fund (the “General Partner”); and (iii) John K. Clarke, Brandon H. Hull and John J. Park (collectively, the “Managing Members”), the managing members of the General Partner. The Fund, the General Partner and the Managing Members are sometimes referred to collectively as the “Reporting Persons”.

The address of the principal business office of the Reporting Persons is c/o Cardinal Partners, 230 Nassau Street, Princeton, New Jersey 08542.

The principal business of the Fund is to make private equity investments in early-stage companies seeking capital across the healthcare sector, including healthcare IT, medical technology, healthcare services and life sciences. The principal business of the General Partner is to act as the sole general partner of the Fund. The principal business of the Managing Members is their activities on behalf of the Fund, the General Partner and affiliated entities.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund is a limited partnership organized under the laws of the State of Delaware and the General Partner is a limited liability company organized under the laws of the State of Delaware. Each of the Managing Members is a United States citizen.

The Issuer (formerly known as LeeTec Corporation), a Delaware corporation, Nerve Merger Sub Corp., a Delaware corporation and subsidiary of the Issuer (the “Merger Sub”) and AxoGen Corporation (“AC”), entered into an Agreement and Plan of Merger dated as of May 31, 2011 (the “Merger Agreement”, a copy of which is attached hereto as Exhibit 2), providing for the merger of the Merger Sub with and into AC, with AC continuing after the merger as the surviving corporation and a wholly owned subsidiary of Issuer (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement. Immediately following the Merger, Issuer changed its name to “AxoGen, Inc.”

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Merger, the Fund acquired capital stock of AC pursuant to private placement transactions between February 2006 and September 2011 for an aggregate purchase price of $8,530,524. In connection with the Merger, all outstanding shares of AC stock, including those issued upon conversion of AC convertible securities, were exchanged for shares of the Common Stock of the Issuer. The Fund is the record holder of 886,556 shares (the “Record Shares”) of Common Stock of the Issuer.

Page 7 of 11 pages

No part of the purchase price paid by the Fund was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares.

Item 4.	Purpose of Transaction.

The Fund acquired the Record Shares for investment purposes. Except as set forth above, and except as may result directly or indirectly from the Merger, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Fund is the record owner of the Record Shares (i.e., 886,556 shares of Common Stock). As the sole general partner of the Fund, the General Partner may be deemed to beneficially own the Record Shares. In their capacities with the General Partner, each Managing Member may also be deemed to beneficially own the Record Shares.

Based on the Record Shares, each Reporting Person may be deemed to beneficially own 8.1% of the Common Stock of the Issuer, which percentage is calculated based upon 10,940,494 shares of Common Stock reported to be outstanding in the Issuer’s current report filed on Form 8-K with the Securities and Exchange Commission on October 6, 2011.

(b)	Regarding the number of shares as to which such person has:

Page 8 of 11 pages

(i)	sole power to vote or to direct the vote:

0 shares for each Reporting Person.

(ii)	shared power to vote or to direct the vote:

886,556 shares for each of the Reporting Persons.

(iii)	sole power to dispose or to direct the disposition:

0 shares for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition:

886,556 shares for each of the Reporting Persons.

(c)	Except for the Merger discussed above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing joint Schedule 13D.

Exhibit 2 – Merger Agreement dated May 31, 2011.

Page 9 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: October 11, 2011

CHP II, L.P.		CHP II MANAGEMENT, LLC

By:	CHP II Management, LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park Managing Member		John J. Park Managing Member

/s/ John K. Clarke John K. Clarke		/s/ Brandon H. Hull Brandon H. Hull

/s/ John J. Park John J. Park

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of AxoGen, Inc.

EXECUTED as a sealed instrument this 11th day of October, 2011.

CHP II, L.P.		CHP II, LLC

By:	CHP II Management, LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park Managing Member		John J. Park Managing Member

/s/ John K. Clarke John K. Clarke		/s/ Brandon H. Hull Brandon H. Hull

/s/ John J. Park John J. Park

Exhibit 2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LECTEC CORPORATION,

NERVE MERGER SUB CORP.

AND

AXOGEN CORPORATION

DATED AS OF MAY 31, 2011

ARTICLE 1 THE MERGER	A-6
1.1 The Merger	A-6
1.2 Effective Time of the Merger	A-7
1.3 Effects of the Merger	A-7
1.4 Closing	A-7
1.5 Certificate of Incorporation	A-7
1.6 Bylaws	A-7
1.7 Parent Articles of Incorporation and Bylaws	A-7
1.8 Directors and Officers	A-7
ARTICLE 2 CONVERSION OF SECURITIES	A-7
2.1 Consideration for the Merger	A-7
2.2 Dissenting Shares	A-9
2.3 Exchange Procedures	A-9
2.4 No Further Rights in Company	A-11
2.5 No Fractional Shares of Parent Common Stock	A-11
2.6 Lost Certificates	A-11
2.7 Withholding Rights	A-11
2.8 Further Assurances	A-11
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-12
3.1 Corporate Organization and Power	A-12
3.2 Certificate of Incorporation of Company; No Subsidiaries	A-12
3.3 Authorization	A-12
3.4 Capitalization of the Company	A-12
3.5 Non-Contravention	A-13
3.6 Consents and Approvals	A-13
3.7 Proxy Statement; Registration Statement; Information Statement; Other Information	A-13
3.8 Financial Statements; Undisclosed Liabilities	A-14
3.9 Absence of Certain Changes	A-14
3.10 Assets and Properties	A-15
3.11 Manufacturing and Marketing Rights	A-16
3.12 FDA and Regulatory Matters	A-16
3.13 Reimbursement/Billing	A-17
3.14 Compliance with Applicable Laws	A-17
3.15 Compliance Program	A-17
3.16 Permits	A-18
3.17 Inventories	A-18
3.18 Receivables	A-18
3.19 Payables	A-18
3.20 Grants, Incentives and Subsidies	A-18
3.21 Litigation	A-18
3.22 Contracts	A-18
3.23 Benefit Plans	A-20
3.24 Labor and Employment Matters	A-22
3.25 Intellectual Property	A-23
3.26 Environmental Compliance	A-24
3.27 Insurance	A-26
3.28 Tax Matters	A-26
3.29 Bank Accounts; Powers of Attorney	A-27
3.30 Orders, Commitments and Returns	A-27
3.31 Product Liability Claims	A-27
3.32 Warranties	A-27

3.33 Relations with Suppliers and Customers	A-28
3.34 Indemnification Obligations	A-28
3.35 Brokers	A-28
3.36 Investigation by Parent	A-28
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY	A-28
4.1 Organization and Qualification	A-29
4.2 Certificate of Incorporation of Company; Minutes; Subsidiaries	A-29
4.3 Authorization	A-29
4.4 Capitalization	A-29
4.5 Valid Issuance of Parent Common Stock	A-30
4.6 Non-Contravention	A-30
4.7 Consents and Approvals	A-30
4.8 Parent SEC Documents; Financial Reports	A-30
4.9 Proxy Statement; Registration Statement; Other Information	A-31
4.10 Absence of Certain Changes	A-32
4.11 Assets and Properties	A-33
4.12 Intellectual Property	A-33
4.13 Parent Intellectual Property Agreements	A-34
4.14 FDA and Regulatory Matters	A-35
4.15 Compliance with Applicable Laws	A-36
4.16 Permits	A-37
4.17 Litigation	A-37
4.18 Contracts	A-37
4.19 Environmental Compliance	A-37
4.20 Insurance	A-38
4.21 Tax Matters	A-38
4.22 Parent Benefit Plans	A-39
4.23 Brokers	A-42
4.24 Bank Accounts; Powers of Attorney	A-42
4.25 Indemnification Obligations	A-42
4.26 Internal Accounting Controls; Books of Account	A-42
4.27 Listing and Maintenance Requirements	A-42
4.28 Investigation by Company	A-42
ARTICLE 5 COVENANTS	A-43
5.1 Conduct of the Business	A-43
5.2 Full Access	A-44
5.3 Confidentiality	A-44
5.4 Filings; Consents; Removal of Objections	A-45
5.5 Further Assurances; Cooperation; Notification	A-45
5.6 Information Statement; Proxy Statement; Registration Statement	A-45
5.7 Stockholder Meetings or Communication with Stockholders	A-46
5.8 Update Disclosure; Breaches	A-47
5.9 No Solicitation	A-47
5.10 Public Announcements	A-48
5.11 State Takeover Statutes	A-48
5.12 Stockholder Litigation	A-48
5.13 Parent Board of Directors	A-48
5.14 Restrictions on Transfer of Parent Common Stock	A-49
5.15 Company Benefit Plans	A-49
5.16 Stock Option Plans	A-49
5.17 Company Warrants	A-49

5.18 Parent Capitalization	A-49
5.19 Permissible Investment	A-50
5.20 Affiliate Letters	A-50
ARTICLE 6 CONDITIONS TO PARENT’S AND MERGER SUBSIDIARY’S OBLIGATIONS	A-50
6.1 Representations and Warranties	A-50
6.2 Performance	A-50
6.3 Filed Certificate of Merger	A-50
6.4 Required Approvals and Consents	A-50
6.5 No Proceeding or Litigation	A-51
6.6 Legislation	A-51
6.7 No Material Adverse Effect	A-51
6.8 Certificates	A-51
6.9 Other Receipts; Good Standing	A-51
6.10 Exchange Agreement	A-51
6.11 Share Transfer Restriction Agreements	A-51
6.12 Dissenting Shares	A-51
6.13 Company Debt	A-51
6.14 Conversion of Company Securities	A-51
6.15 Company Tax Certificate	A-51
6.16 Tax Opinion	A-52
6.17 Form S-4	A-52
6.18 Affiliates’ Letters	A-52
ARTICLE 7 CONDITIONS TO COMPANY’S OBLIGATIONS	A-52
7.1 Representations and Warranties	A-52
7.2 Performance	A-52
7.3 Filed Certificate of Merger	A-52
7.4 Required Approvals and Consents	A-52
7.5 No Proceeding or Litigation	A-53
7.6 Legislation	A-53
7.7 No Material Adverse Effect	A-53
7.8 Certificates	A-53
7.9 Other Receipts; Good Standing	A-53
7.10 Exchange Agreement	A-53
7.11 Share Transfer Restriction Agreements	A-53
7.12 Dissenting Shares	A-53
7.13 Parent Closing Funds	A-53
7.14 Conversion of Company Preferred Stock	A-53
7.15 Parent Tax Certificate	A-53
7.16 Tax Opinion	A-54
7.17 Form S-4	A-54
ARTICLE 8 TERMINATION	A-54
8.1 Methods of Termination	A-54
8.2 Procedure Upon Termination	A-54
8.3 Effect of Termination	A-54
8.4 Survival	A-55
ARTICLE 9 TAX MATTERS	A-55
9.1 Tax-Deferred Reorganization	A-55
9.2 Transactional Taxes	A-55
ARTICLE 10 DEFINITIONS	A-55
10.1 Definitions	A-55

ARTICLE 11 MISCELLANEOUS	A-64
11.1 Notices	A-64
11.2 Amendments; No Waivers	A-65
11.3 Expenses	A-65
11.4 Successors and Assigns	A-65
11.5 Governing Law	A-65
11.6 Counterparts; Effectiveness	A-65
11.7 Entire Agreement	A-65
11.8 Captions	A-65
11.9 Severability	A-66
11.10 Construction	A-66
11.11 Cumulative Remedies	A-66
11.12 Third Party Beneficiaries	A-66

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 31, 2011, is entered into by and among LecTec Corporation, a Minnesota corporation (“Parent”), Nerve Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), and AxoGen Corporation, a Delaware corporation (the “Company” and, together with Parent, Merger Subsidiary and the Company, the “Parties”).

WHEREAS, the Board of Directors of each of the Company, Parent and Merger Subsidiary have (i) determined that the Merger is fair and in the best interests of their respective stockholders and (ii) approved the merger of Merger Subsidiary with and into the Company, with the Company surviving, in accordance with the terms and conditions of this Agreement;

WHEREAS, for federal income tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder and this Agreement is to be treated as a plan of reorganization within the meaning of said Section 368(a);

WHEREAS, the Company has entered into voting agreements with certain holders of Company Capital Stock under which such stockholders have agreed to vote their shares in favor of the Merger, this Agreement and the performance of the Company hereunder;

WHEREAS; Parent has entered into voting agreements with certain holders of Parent Common Stock under which such shareholders have agreed to vote their shares in favor of the six matters to be voted upon under the Proxy Statement (as defined below);

WHEREAS, prior to the Effective Time certain other investors (the “Investors”) shall have (i) loaned to the Company an aggregate of $1.0 million in exchange for certain convertible notes (the “Investor Notes”) which, among other terms, provide that at the Effective Time the principal amount of such notes will automatically convert into shares of Parent Common Stock based on the Investor Note Conversion Price (as defined below) and (ii) agreed to purchase at or immediately following the Effective Time shares of Parent Common Stock for an aggregate purchase price of $1.0 million and a per share purchase price equal to the Investor Stock Purchase Price (as defined below); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Subsidiary hereby agree as follows:

ARTICLE 1

THE MERGER

1.1	The Merger. Upon the terms and subject to the conditions hereof, in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Subsidiary shall be merged with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger (the “Surviving Corporation”), which shall continue its corporate existence under the laws of the State of Delaware. At the Effective Time, the separate existence of Merger Subsidiary shall thereupon cease and the Merger will have the effects specified in the DGCL. As a result of the Merger, the Company will thereafter be a wholly-owned subsidiary of Parent. The name of the Surviving Corporation shall be the name of the Company.

1.2	Effective Time of the Merger. Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated by filing a certificate of merger of the Company and Merger Subsidiary, or other appropriate documents, with the Secretary of State of the State of Delaware (the “Certificate of Merger”) in such form as required by, and executed in accordance with, the relevant provisions of the DGCL on or before the Closing Date. The Merger shall become effective at the time designated by the Parties in the Certificate of Merger as the effective time of the Merger, or if no such time has been designated, upon filing (the date and time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

1.3	Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Subsidiary shall become the debts, liabilities and duties of the Surviving Corporation.

1.4	Closing. Upon the terms and subject to the conditions set forth in Articles 6 and 7 and the termination rights set forth in Article 8, the closing (the “Closing”) will take place at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, Suite 1500, Minneapolis, MN 55402, at 10:00 a.m. on the second Business Day following the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Articles 6 and 7, unless this Agreement has been theretofore terminated pursuant to its terms or unless another place, time or date is agreed to by the Parties (the date of the Closing, the “Closing Date”).

1.5	Certificate of Incorporation. In connection with the Merger and at the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated to read substantially in the form of the Certificate of Incorporation of Merger Subsidiary until duly amended in accordance with the terms thereof and of the DGCL.

1.6	Bylaws. In connection with the Merger and at the Effective Time, the bylaws of the Company shall be amended and restated to read substantially in the form of the bylaws of Merger Subsidiary until duly amended in accordance with the terms thereof and of the DGCL.

1.7	Parent Articles of Incorporation and Bylaws. In connection with the Merger and at the Effective Time, the Articles of Incorporation and bylaws of Parent shall be amended and restated in a form mutually agreed by Parent and the Company.

1.8	Directors and Officers. (i) The persons who shall serve as the directors of the Surviving Corporation as of the Effective Time shall be (A) Gregory Freitag, (B) John Harper and (C) Karen Zaderej, and (ii) the persons who shall serve as the officers of the Surviving Corporation as of the Effective Time shall be the officers of the Company as of immediately prior to the Effective Time, in each case until their respective successors are duly elected and qualified. In furtherance thereof, any persons serving as a director or officer of Merger Subsidiary prior to the Effective Time and not identified in the preceding sentence shall resign effective as of the Effective Time.

ARTICLE 2

CONVERSION OF SECURITIES

2.1	Consideration for the Merger. Subject to the terms and conditions of this Agreement and the DGCL, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Subsidiary or any Stockholder:

(a)	Treasury Stock. All shares of Company Capital Stock that are held by the Company as treasury stock or that are owned by the Company, Parent or any of its Subsidiaries (other than those held in a fiduciary capacity for the benefit of third parties) immediately prior to the Effective Time shall cease to be outstanding and shall be canceled and retired and shall cease to exist and no Parent Common Stock or other consideration shall be delivered in exchange therefor.

(b)	Company Capital Stock. Each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.1(a) and Dissenting Shares) shall, at the Effective Time, be canceled and converted into, and become a right to receive, such number of fully paid and nonassessable shares of Parent Common Stock equal to the Closing Ratio (the aggregate number of such shares being referred to herein as the “Merger Consideration”), rounded to the nearest ten-thousandth of a share after giving effect to the conversion of all shares of Company Capital Stock into such consideration deliverable upon surrender of the certificate representing such share as provided in Section 2.3 below.

For purposes of clarity, the Parties acknowledge that, at the Effective Time, all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of Company Certificate that immediately prior to the Effective Time represented any such shares of Company Capital Stock shall thereafter cease to have any rights with respect to such shares of Company Capital Stock, except (i) the right to receive the applicable portion of the Merger Consideration to be issued in consideration therefor, (ii) cash for any fractional shares of Parent Common Stock as provided in Section 2.5 and (iii) any dividends and other distributions payable in accordance with Section 2.3(g).

(c)	Company Stock Options and Company Warrants.

(i)	At the Effective Time, each Company Stock Option granted under the Company Stock Option Plan, shall be assumed by Parent in a transaction described in Section 424(a) of the Code. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such Company Stock Option immediately prior to the Effective Time, except that (i) each Company Stock Option will be exercisable for that number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Closing Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon the exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Closing Ratio, rounded up to the nearest whole cent. As soon as practicable after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deliver to the holders of Company Stock Options, notices describing the conversion of such Company Stock Options (as modified by this Section 2.1(c)), and the agreements evidencing the Company Stock Options shall continue in effect on the same terms and conditions (as modified by this Section 2.1(c)). Parent shall comply with the terms of all such Company Stock Options. Prior to the Effective Time, Parent shall reserve for issuance the number of shares of Parent Common Stock necessary to satisfy Parent’s obligations under this Section 2.1(c). As soon as practicable after the Effective Time, Parent shall file a registration statement or statements on Form S-8 or Form S-3 (or any successor form) with respect to the shares of Parent Common Stock subject to Company Stock Options assumed by Parent pursuant to this Agreement.

(ii)	Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any acquisitions of Parent equity securities (including derivative securities with respect to any Parent Securities) and dispositions of Company Securities (including derivative securities with respect to any Company Securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of Section 16(a) of the Exchange Act, with respect to Parent or who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(iii)	Prior to the Effective Time, the Company shall take all such steps as may be required to cause each Company Warrant exercisable for Company Capital Stock that is outstanding as of the date hereof and as of the Effective Time to be terminated, without any further consideration payable in respect thereof, and have no further force and effect.

(d)	Capital Stock of Merger Subsidiary. Each issued and outstanding share of capital stock of Merger Subsidiary outstanding as of immediately prior to the Effective Time shall be canceled and converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation.

2.2	Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, to the extent (if at all) that holders of Company Capital Stock are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his, her or its demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares will be entitled to receive only such rights as will be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall effectively withdraw or lose his, her or its rights under Section 262 of the DGCL, such holder’s shares of Company Capital Stock will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares will not be deemed to be Dissenting Shares. The Company will give Parent (a) prompt notice of any notices or demands for appraisal or payment for shares of Company Capital Stock received by the Company prior to the Closing and (b) the opportunity to participate in all negotiations and proceedings with respect to any such demands or notices. Prior to the Closing, the Company will not, without the prior written consent of Parent or as otherwise required by a Governmental Order, make any payment with respect to, or settle, offer to settle or otherwise negotiate any demands.

2.3	Exchange Procedures.

(a)	At or prior to the Effective Time, Parent shall appoint Wells Fargo Bank, N.A. to serve as the exchange agent hereunder (the “Exchange Agent”). Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Capital Stock (other than shares canceled pursuant to Section 2.1(a) and Dissenting Shares), at the Effective Time, a number of shares of Parent Common Stock equal to the Merger Consideration, (such shares being hereafter referred to as the “Exchange Fund”) pursuant to the terms of this Agreement and an agreement among Parent, the Company and the Exchange Agent, in a form reasonably acceptable to the parties thereto (the “Exchange Agreement”). In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 2.3(g) and cash in lieu of any fractional shares payable pursuant to Section 2.5. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the shares of Parent Common Stock contemplated to be paid pursuant to Section 2.1 out of the Exchange Fund. Except as contemplated by Section 2.3(e), the Exchange Fund must not be used for any other purpose. Parent shall pay the fees and expenses of the Exchange Agent, and Parent will indemnify the Exchange Agent against actions taken by the Exchange Agent pursuant to this Agreement and the Exchange Agreement, other than for acts or omissions which constitute willful misconduct or gross negligence.

(b)

As promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Company Certificate or Company Certificates (to the extent such certificates have not already been submitted to the Exchange Agent) which immediately prior to the Effective Time represented outstanding shares (other than shares canceled pursuant to Section 2.1(a)) and Dissenting Shares of Company Capital Stock (i) a form of letter of transmittal (which will be in such form as the Company and Parent may reasonably agree and will specify that delivery will be effected, and risk of loss and title to the Company Certificates will pass, only upon proper delivery of the Company Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for the applicable portion of the Merger Consideration into which the number of shares of Company Capital Stock previously represented by such Company Certificates will have been converted pursuant to this Agreement.

(c)	Upon surrender to the Exchange Agent of a Company Certificate for cancellation, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent pursuant to such instructions, the holder of such Company Certificate will be entitled to receive in exchange therefor (i) the applicable portion of the Merger Consideration for each share of Company Capital Stock formerly represented by such Company Certificate, (ii) any dividends and other distributions payable in accordance with Section 2.3(g) and (iii) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.5, to be distributed within five days of the Closing Date, after giving effect to any required tax withholding and without interest, and the Company Certificate so surrendered will immediately be canceled. In the event of a transfer of ownership of shares of Company Capital Stock prior to the Effective Time which is not registered in the transfer records of the Company, (i) the applicable portion of the Merger Consideration, (ii) any dividends and other distributions payable in accordance with Section 2.3(g) and (iii) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.5, may be issued to a transferee if the Company Certificate representing such shares of Company Capital Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Company Certificate will be deemed at all times after the Effective Time for all purposes to represent only the right to receive upon such surrender (i) the applicable portion of the Merger Consideration with respect to the shares of Company Capital Stock formerly represented thereby, (ii) any dividends and other distributions payable in accordance with Section 2.3(g) and (iii) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.5.

(d)	Following the Effective Time, there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to Parent or the Surviving Corporation for any reason, they will be canceled and exchanged as provided in this Section 2.3. From and after the Effective Time, holders of Company Certificates will cease to have any rights as stockholders of the Surviving Corporation, except as provided by Applicable Law.

(e)	To the extent permitted by Applicable Law, any portion of the Exchange Fund that remains undistributed to the holders of shares of Company Capital Stock one year after the Effective Time will be delivered to Parent, upon demand, and any holders of shares of Company Capital Stock who have not theretofore complied with this Article 2 must thereafter look only, as general creditors, to Parent for the Merger Consideration, without interest. Any portion of the Exchange Fund remaining unclaimed by holders of shares of Company Capital Stock will, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto immediately prior to the date on which such amounts would otherwise escheat to or become property of any Governmental Authority.

(f)	Notwithstanding Section 2.1, none of the Exchange Agent, Parent, the Company, Merger Subsidiary or the Surviving Corporation will be liable to any holder of shares of Company Capital Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)	No dividends or other distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered

Company Certificate until the holder thereof shall surrender such Company Certificate in accordance with this Article 2. After the surrender of a Company Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Company Certificate. The Exchange Agent shall make available such amounts to such holders of Company Certificates formerly representing Shares subject to and in accordance with the terms of Section 2.3(c).

2.4	No Further Rights in Company. All shares of Parent Common Stock issued, any dividends or other distributions paid pursuant to Section 2.3(g), and all cash paid for fractional shares of Parent Common Stock pursuant to Section 2.5, to the Stockholders upon conversion of shares of Company Capital Stock in accordance with the terms of this Article 2 shall be deemed to have been issued or paid in full satisfaction of all obligations of Parent and the Company pertaining to the shares of Company Capital Stock.

2.5	No Fractional Shares of Parent Common Stock. No certificates or scrip or shares of Parent Common Stock representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Company Capital Stock and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. In lieu of any such fractional share, Parent shall cause the Exchange Agent to pay each holder of Company Capital Stock that would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Company Capital Stock (determined after taking into account all shares of Company Capital Stock delivered by such holder), upon such surrender, cash (without interest) in an amount equal to the product of (i) the fractional share interest to which such holder would otherwise be entitled and (ii) the Parent Closing Share Price. The Exchange Agent shall make available such amounts to such holders of Company Certificates formerly representing Shares subject to and in accordance with the terms of Section 2.3(c).

2.6	Lost Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Company Certificate, Parent will deliver in exchange for such lost, stolen or destroyed Company Certificate the applicable Merger Consideration with respect to the Company Capital Stock formerly represented thereby (including any dividends or other distributions payable pursuant to Section 2.3(g) and any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.5).

2.7	Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of U.S. state or local or foreign Tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Authority by Parent, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent.

2.8	Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Surviving Corporation, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Surviving Corporation, any other actions and things necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule delivered by the Company to Parent and Merger Subsidiary on the date hereof (the “Disclosure Schedule”), the Company hereby represents and warrants to Parent and Merger Subsidiary as follows (the Disclosure Schedule is arranged in sections corresponding to the sections and subsections of this Article 3, and disclosure in one section of the Disclosure Schedule shall constitute disclosure for all other sections of the Disclosure Schedule only to the extent to which the applicability of such disclosure is reasonably apparent):

3.1	Corporate Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate the assets and properties of the Company as now owned, leased and operated. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in every jurisdiction in which the character or location of its properties and assets owned, leased or operated by the Company or the nature of the business conducted by the Company requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing in such other jurisdiction would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.2	Certificate of Incorporation of Company; No Subsidiaries. The Company has heretofore made available to Parent complete and accurate copies of its Certificate of Incorporation and Bylaws, as currently in effect. The Company does not, directly or indirectly, own or control any capital, equity, partnership, participation or other ownership interest in any corporation, partnership, joint venture or other business association or entity.

3.3	Authorization. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the necessary approval of the Stockholders with respect to the Merger and the other transactions contemplated hereby, including, but not limited to the Company Preferred Stock Conversion, to carry out the transactions contemplated herein. The Board of Directors of the Company have taken all action required by Applicable Law, the Company’s Certificate of Incorporation and Bylaws and otherwise to duly and validly authorize and approve the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated herein and no other corporate proceedings, other than approval of the Stockholders of the Company, on the part of the Company or any Subsidiary are, or will be, necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and each of the agreements, if any, required by Article 6 to be entered into by the Company, will be, duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Subsidiary of this Agreement, constitute or, upon execution and delivery will constitute, the legal, valid and binding obligations of the Company, enforceable against it in accordance with the respective terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.

3.4

Capitalization of the Company. The authorized capital stock of the Company consists of (a) 133,000,000 shares of Company Common Stock, 32,344,824 shares of which are issued and outstanding; (b) 2,544,750 shares of Series A Convertible Preferred Stock, par value $.00001 per share, all of which shares are issued and outstanding, (c) 17,065,217 shares of Series B Convertible Preferred Stock, par value $.00001 per share, 9,782,609 of which shares are issued and outstanding, (d) 16,798,924 shares of Series C Convertible Preferred Stock, par value $.00001 per share, 11,072,239 of which shares are issued and outstanding, and (e) 67,000,000 shares of Series D Convertible Preferred Stock, par value $.00001 per share, 30,156,251 shares of which are issued and outstanding. All of the issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All issued and outstanding shares of Company Capital Stock are owned by the Stockholders in the exact amounts and in the exact percentages on a fully converted basis as set forth in the Disclosure Schedule. There are 644,826 shares of Company Common Stock reserved for future issuance pursuant to the Company Stock Option Plan, 15,342,506 shares subject to outstanding Company Stock Options, and those outstanding Company Warrants identified in Section 3.4 of the Disclosure Schedule, and all such Company Stock Options and Company Warrants are held of record by the holders and in the exact amounts, as set forth in the Disclosure Schedule. Except as set forth in the Disclosure Schedule, there are no other outstanding (w) shares of capital stock or other voting securities of the Company, (x) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (y) options, warrants, conversion privileges, rights of first refusal, contracts, understandings, agreements or other rights to purchase or acquire from the Company, and, no obligations of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (z) equity equivalent interests in the ownership or earnings of the Company or other similar rights (collectively, “Company Securities”). Except as set forth in the Disclosure Schedule, there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth in the Disclosure Schedule, there are no agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company.

3.5	Non-Contravention. Neither the execution, delivery and performance by the Company of this Agreement nor the consummation of the transactions contemplated herein will (a) contravene or conflict with the Certificate of Incorporation or Bylaws of the Company, (b) contravene or conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to the Company or any of the Company’s assets, (c) result in the creation or imposition of any Lien on any of the Company’s assets, other than Permitted Liens, or (d) be in conflict with, constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments or acceleration under any terms, conditions or provisions of any note, bond, lease, mortgage, indenture, license, contract, franchise, permit, instrument or other agreement or obligation to which the Company is a party, or by which any of its properties or assets may be bound, except in any case under clause (b) or clause (d) of this Section 3.5 where such conflicts or other occurrences would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.6	Consents and Approvals. No consent, approval, order or authorization of or from, or registration, notification, declaration or filing with (hereinafter sometimes separately referred to as a “Consent” and sometimes collectively as “Consents”) any individual or entity, including without limitation any Governmental Authority or Person, is required in connection with the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated herein, other than the requirements of the DGCL for filing of appropriate documents to effect the Merger, the Consent of the stockholders of the Company, the Consent of the third parties to Contracts to which the Company is a party which Contracts are identified in Section 3.6 of the Disclosure Schedule, and such other Consents which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and would not prevent, or materially alter or delay, the consummation of any of the transactions contemplated hereby.

3.7

Proxy Statement; Registration Statement; Information Statement; Other Information. The material, information, financial statements and exhibits, taken as a whole, with respect to the Company (i) supplied in writing by the Company to Parent (and its legal counsel and accounting advisors) for inclusion in the proxy statement prepared by Parent and included as part of the Registration Statement (such proxy statement/prospectus, the “Proxy Statement”) and (ii) included in the information statement prepared by the Company (such information statement, together with written consent resolutions and any letter or other materials to the Stockholders included therein are referred to in this Agreement as the “Information Statement”), shall not, at the time the Proxy Statement or Information Statement is first mailed or supplemented, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to any information regarding the Parent, Merger Subsidiary or any Affiliate of the Parent or Merger Subsidiary that is contained or incorporated by reference in the Information Statement.

3.8	Financial Statements; Undisclosed Liabilities.

(a)	The Company has made available to Parent true, correct and complete copies of (i) the unaudited balance sheet, as of March 31, 2011 of the Company (the “Latest Balance Sheet”) and the unaudited statements of income, stockholders’ equity and cash flows of the Company for the three-month period ended March 31, 2011 (such statements of income, stockholders’ equity and cash flows and the Latest Balance Sheet being herein referred to as the “Latest Financial Statements”) and (ii) the audited balance sheets, as of December 31, 2009, and 2010 of the Company and the related audited statements of income, stockholders’ equity and cash flows of the Company for each of the years ended December 31, 2009 and 2010 (collectively, the “Annual Financial Statements”). The Latest Financial Statements and the Annual Financial Statements are based upon the information contained in the books and records of the Company and fairly and accurately present the financial condition of the Company as of the dates thereof and results of operations for the periods referred to therein. The Annual Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis and consistent with the past accounting practices of the Company. The Latest Financial Statements have been prepared in accordance with GAAP on a basis consistent with the Annual Financial Statements, except as otherwise stated therein, for the omission of footnotes and certain prior period comparative data, and subject to normal recurring year-end adjustments. The Company maintains a system of internal accounting controls sufficient, in the judgment of the Company Board of Directors, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(b)	The books of account of the Company are complete and correct in all material respects and have been maintained in accordance with sound business practices. Each transaction is properly and accurately recorded on the books and records of the Company, and each document upon which entries in the Company’s books and records are based is complete and accurate in all material respects. The minute books and stock or equity records of the Company, all of which have been made available to Parent, are complete and correct in all material respects. At the Closing, all such books and records will be in the possession of the Company.

(c)	Except as and to the extent reflected in the Latest Balance Sheet, the Company has no Liabilities except (i) Liabilities incurred in the ordinary course of business and not required to be set forth in the Latest Balance Sheet, (ii) Liabilities that have arisen after the date of the Latest Balance Sheet in the ordinary course of business, consistent with past custom and practice, (iii) Liabilities disclosed on Section 3.8 of the Disclosure Schedule, or (iv) Liabilities under Contracts set forth on Section 3.22 of the Disclosure Schedule.

(d)	There is no outstanding indebtedness payable by any director or officer of the Company to the Company.

3.9	Absence of Certain Changes. Except as otherwise authorized or contemplated by this Agreement, since March 31, 2011, the Company has owned and operated its assets, properties and businesses in the ordinary course of business and consistent with past practice and there has not been:

(a)	any change, effect, event, occurrence, state of facts or development that individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company;

(b)	any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company (other than any wholly-owned subsidiary) of any outstanding shares of capital stock or other equity or debt securities of, or other ownership interests in, the Company;

(c)	any split, combination or reclassification of the Company Capital Stock;

(d)	any amendment of any provision of the Certificate of Incorporation, Bylaws or other governing documents of, or of any material term of any outstanding security issued by, the Company;

(e)	any incurrence, assumption or guarantee by the Company of any indebtedness for borrowed money;

(f)	any change in any method of accounting or accounting practice by the Company, except for any such change required by reason of a change in GAAP and concurred with by the Company’s independent public accountants;

(g)	issuance of any equity or debt securities of the Company other than pursuant to the Company Stock Option Plan, Company Stock Options or Company Warrants in the ordinary course of business and consistent with past practice;

(h)	acquisition or disposition of assets material to the Company, taken as a whole, except for sales of inventory in the ordinary course of business consistent with past practice, any acquisition or disposition of capital stock of any third party, or any merger or consolidation with any third party, by the Company;

(i)	any creation or assumption by the Company of any Lien, other than Permitted Liens;

(j)	any individual capital expenditure (or series of related capital expenditures) either involving more than $50,000 or outside the ordinary course of business;

(k)	any material damage, destruction or loss (whether or not covered by insurance) from fire or other casualty to its tangible property;

(l)	any material increase in the base salary of any officer or employee of the Company;

(m)	except as set forth in the Disclosure Schedule, any adoption, amendment, modification, or termination of any Benefit Plan or any other bonus, profit-sharing, incentive, severance or other similar plan for the benefit of any of its directors, officers or employees;

(n)	entry by the Company into any joint venture, partnership or similar agreement with any person;

(o)	any filing of any amended Tax Return, settlement of any Tax claim or assessment relating to the Company, payment of any estimated Taxes in excess of $10,000, change in method of Tax accounting, or consent to the extension or waiver of the limitations period applicable to any claim or assessment with respect to Taxes; or

(p)	any authorization of, or commitment or agreement to take any of, the foregoing actions except as otherwise permitted by this Agreement.

3.10	Assets and Properties.

(a)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company has good and valid right, title and interest in and to or, in the case of leased properties or properties held under license, good and valid leasehold or license interests in, all of its assets and properties. The Company holds title to each such owned assets and properties free and clear of all Liens, except Permitted Liens.

(b)

To the Company’s knowledge, (i) the current use and operation of all real property is in compliance in all material respects with all public and private covenants and restrictions and (ii) utilities, access and parking, if any, for such real property are adequate for the current use and operation of such real property. To the Company’s knowledge, there are no zoning, building code, occupancy restriction or other land-use regulation proceedings or any proposed change in any Applicable Laws, which could materially detrimentally affect the use or operation of any real property, nor has the Company received any notice of any special assessment proceedings affecting the real property, or applied for any change to the zoning or land use status of the real property. The Company is not a foreign person, as the term foreign person is defined in Section 1445(f)(3) of the Code.

3.11	Manufacturing and Marketing Rights. Except as set forth in the Disclosure Schedule, the Company has not granted rights to manufacture, produce, assemble, license, market, or sell the Products to any other person and is not bound by any agreement that affects the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell the Products.

3.12	FDA and Regulatory Matters.

(a)	The Company has no knowledge of any actual or threatened enforcement action or investigation by the FDA or any other Governmental Authority. The Company has no knowledge or reason to believe that the FDA or any Governmental Authority is considering such action. The operation of the business of the Company, including the manufacture, import, export, testing, development, processing, packaging, labeling, storage, marketing, sales, and distribution of the Products is, and at all times has been, in material compliance with all applicable laws and permits, or within the FDA’s exercise of enforcement discretion consistent with Schedule 3.12.

(b)	All material reports, documents, claims, permits and notices required to be filed with, maintained for or furnished to the FDA or any Governmental Authority have been so filed, maintained or furnished by the Company. All such reports, documents, claims and notices were complete and accurate in all material respects on the date filed or furnished (or were corrected in or supplemented by a subsequent filing), such that no liability exists with respect to such filing, and remain complete and accurate.

(c)	The Company has not received any FDA Form 483, notice of adverse finding, warning letters, untitled letters or other correspondence or notice from the FDA or any Governmental Authority (i) alleging or asserting noncompliance with any applicable laws or permits and the Company has no knowledge or reason to believe that the FDA or any Governmental Authority is considering such action or (ii) contesting the investigational device exemption, pre-market clearance or approval of, the uses of or the labeling or promotion of any Product.

(d)	Each Product or product candidate subject to the FDCA that has been developed, manufactured, test distributed or marketed by or on behalf of the Company is being or has been developed, manufactured, tested, distributed and marketed in compliance with all applicable requirements under the FDCA and comparable laws in any non-U.S. jurisdiction, including those relating to investigational use, pre-market clearance or approval, biologics licensing, registration and listing, good manufacturing practices, labeling, advertising, record keeping and filing of required reports.

(e)	The Company, under a distributor agreement, distributes certain Medical Devices. No Medical Device distributed by the Company is “adulterated” or “misbranded” under the Federal Food, Drug, and Cosmetic Act or similar law of any Governmental Authority. All Medical Devices distributed by the Company have received a pre-market clearance and may be lawfully placed into commerce and sold as they are currently manufactured.

(f)

The Company has not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any Product. The Company is not aware of any facts which are reasonably likely to cause (1) the recall, market withdrawal or replacement of any Product sold or distributed, or intended to be sold or distributed by the Company; (2) a change in the marketing classification or a material change in the labeling of any such Product, consistent with Schedule 3.12, or (3) a termination or suspension of the currently marketed Products.

(g)	The Company does not have an investigational device exemption (“IDE”), investigational new drug application (“IND”), premarket clearance or approval, or a biologics license, and has not received any written notice that the FDA or any other Governmental Authority has (i) commenced, or threatened to initiate, any action to withdraw an IDE, IND, pre-market clearance or approval, or biologics license, or requested the recall of any Product, (ii) commenced, or threatened to initiate, any action to enjoin manufacture or distribution of any Product or (iii) commenced, or threatened to initiate, any action to enjoin the manufacture or distribution of any Product produced at any facility where any Product is manufactured, tested, processed, packaged or held for sale.

3.13	Reimbursement/Billing. To its knowledge, the Company has not engaged in any activities that are prohibited, or are cause for civil or criminal penalties or mandatory or permissive exclusion from Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) or any other State Health Care Program or Federal Health Care Program (each, a “Program”) under 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, or §1395nn, or the Federal False Claims Act, 31 USC § 3729, or the regulations promulgated pursuant to such statutes. To the knowledge of the Company, there is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand threatened against the Company, that could reasonably be expected to result in its exclusion from participation in any Program or other third party payment programs in which the Company participates. The Company has not been sanctioned within the meaning of Social Security Act Section 1128A or any amendments thereof or debarred, excluded or suspended from participation in any federal or state health care program. In addition, neither the Company nor any of its directors or officers have been debarred or convicted of a crime for which a person or entity can be debarred under 21 U.S.C. § 335a, nor to the knowledge of the Company has the company or any of its directors or officers been threatened to be debarred or indicted for a crime or otherwise engaged in conduct for which a person or entity can be debarred.

3.14	Compliance with Applicable Laws. The Company has not violated or infringed, nor is it in violation or infringement of, any order, writ, injunction or decree of any Governmental Authority in connection with its activities or use or operation of its real properties, except where such violation or infringement would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its officers, directors, agents and employees are in compliance with all Applicable Laws, including, but not limited to, Applicable Laws relating to Government Programs, billing and health care fraud, the privacy of health information under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and any regulations related thereto, as well as any similar state statutes, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect on the Company. Except to the extent resolved, dismissed or withdrawn, (i) to the Company’s knowledge, no claims have been filed against the Company alleging a violation of any Applicable Law and (ii) the Company has not received any written notice of non-compliance with any Applicable Laws.

3.15

Compliance Program. The Company has made available to Parent a copy of the Company’s current compliance program materials, including all program descriptions, code of conduct documents for employees, officers and independent contractors, ethics and risk area policy materials, training and education materials, auditing and monitoring protocols, reporting mechanisms, and disciplinary policies. The Company (i) is not a party to a Corporate Integrity Agreement with the Office of the Inspector General of the Department of Health and Human Services, (ii) has no reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority, (iii) to its knowledge, has not been the subject of any Government Program investigation conducted by any governmental body, (iv) has not been a defendant in any qui tam/False Claims Act litigation (other than by reason of an unsealed complaint of which the Company has no knowledge), and (v) has not been served with or received any search warrant, subpoena, civil investigation demand, contact letter, or to the Company’s knowledge, telephone or personal contact by or from any governmental body. For purposes of this Agreement the term “compliance program” refers to programs of the type described in the compliance guidance published by the Office of the Inspector General of the Department of Health and Human Services.

3.16	Permits. The Disclosure Schedule sets forth those approvals, authorizations, certificates, consents, licenses, orders and permits and other similar authorizations of all Governmental Authorities (and all other Persons) of the Company which are necessary to conduct its business and own and operate its properties, other than those the failure of which to have would not have a Material Adverse Effect on the Company (the “Permits”). Each Permit is valid and in full force and effect and none of the Permits will be terminated, revoked, modified or become terminable or impaired in any respect by reason of the Merger except as would not have a Material Adverse Effect on the Company. The Company has conducted its business in compliance with all terms and conditions of the Permits, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect on the Company.

3.17	Inventories. All inventories of the Company reflected in the Latest Balance Sheet (a) are salable in the ordinary course of business, (b) conform to the specifications established therefor, and (c) have been manufactured in accordance with all Applicable Laws, except to the extent as would not reasonably be expected to have a Material Adverse Effect on the Company. The present quantities of all inventory, materials and supplies of the Company are reasonable in the present circumstances of the business of the Company, taken as a whole, as currently conducted, except for items that are obsolete or below standard quality, all of which are immaterial to the overall financial condition of the Company, taken as a whole.

3.18	Receivables. The accounts receivables and other receivables reflected on the Latest Balance Sheet, and those arising in the ordinary course of business after the date thereof, have arisen from bona fide transactions in the ordinary course of business, are not subject to valid counterclaims or setoffs.

3.19	Payables. The Disclosure Schedule contains a listing of all outstanding and unpaid accounts payable that are as of the date of the Latest Balance Sheet more than sixty (60) days past due. The Disclosure Schedule will be supplemented pursuant to Section 5.8 to contain a listing of all outstanding and unpaid accounts payable that are, as of five (5) Business Days prior to the Closing Date, more than sixty (60) days past due. All account payables so listed in the Disclosure Schedule arose from bona fide transactions in the ordinary course of the Company’s business.

3.20	Grants, Incentives and Subsidies. The Company (a) has no pending or outstanding grants, incentives or subsidies (collectively, “Grants”) from any Governmental Authority, and (b) has applied for those Grants set forth on the Disclosure Schedule.

3.21	Litigation. There are no (a) actions, suits, claims, hearings, arbitrations, proceedings (public or private) or governmental investigations that have been brought by any Governmental Authority or any other Person, nor any claims or any investigations or reviews by any Governmental Authority against or affecting the Company, pending or, to the Company’s knowledge, threatened, against or by the Company or any of its assets or which seek to enjoin or rescind the transactions contemplated by this Agreement; and (b) existing Governmental Orders naming the Company as an affected party or, to the knowledge of the Company, otherwise affecting any of the assets or the business of the Company.

3.22	Contracts.

(a)	The Disclosure Schedule lists the following Contracts to which the Company is a party or is subject, or by which any of its assets are bound (collectively, the “Scheduled Contracts”):

(i)	Each Contract providing for the lease of real property by the Company or real property which is used by Company in connection with the operation of its business.

(ii)

Each Contract relating to the acquisition, lease, or maintenance of all machinery, tools, equipment, motor vehicles, rolling stock and other tangible personal property (other than inventory and supplies) owned, leased or used by the Company, except for items which do not, in the aggregate, have a total value of more than $50,000 or having a remaining term of longer than six (6) months or that are not cancelable by the Company in its discretion and without penalty upon notice of sixty (60) days or less.

(iii)	Each Contract to which the Company is a party that would reasonably be expected to involve payments by or to the Company in excess of $50,000 in any given calendar year or the termination of which by any other party thereto would have a Material Adverse Effect on the Company.

(iv)	All Contracts relating to, or evidences of, or guarantees of, or providing security for, indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset).

(v)	Each independent sales representative or distribution agreement, supply agreement or similar Contract relating to or providing for the marketing or manufacturing of the Company’s products, which agreement is not terminable upon sixty (60) days notice or less without penalty therefor or which involves payments of in excess of $50,000.

(vi)	Each consulting, development, joint development, research and development regulatory or similar Contract relating to development of the Company’s Products or material Intellectual Property and each Contract under which the Company has granted or obtained a license to Intellectual Property, other than commercial software licenses.

(vii)	All acquisition, partnership, joint venture, teaming arrangements or other similar Contracts.

(viii)	Any Contract under which the Company has agreed not to compete or has granted to a third party an exclusive right that restricts or otherwise adversely affects the ability of the Company to conduct its business.

(ix)	All Benefit Plans.

(x)	All Contracts with any “disqualified individual” (as defined in Section 280G(c) of the Code) which contains any severance or termination pay liabilities which would result in a disallowance of the deduction for any “excess parachute payment” (as defined in Section 280G(b)(l) of the Code) under Section 280G of the Code.

(xi)	Every Contract between the Company and any of the Company’s officers, directors or more than 5% stockholders, or any entity in which any of the Company’s officers, directors or more than 5% stockholders has a greater than 2% equity interest.

(xii)	All Contracts for clinical or marketing trials relating to the Company’s Products and all Contracts with physicians, hospitals or other health care providers, or other scientific or medical advisors.

(xiii)	All material Contracts not identified in clause (xii) that relate to the Company’s compliance with or obligation to comply with the requirements of the HIPAA Privacy, Security and Other Administrative Simplification Regulations, including without limitation all business associate agreements, subcontractor agreements, administrative service agreements, confidentiality agreements and similar contracts.

(b)

The Company has made available to Parent true and correct copies (or summaries, in the case of any oral Contracts) of all Scheduled Contracts. None of the Scheduled Contracts contain a provision requiring the consent of any party with respect to the consummation of the transaction contemplated herein. No notice of material default arising under any Scheduled Contract has been delivered to or by the Company. Each Scheduled Contract is a legal, valid and binding obligation of the Company and each other party thereto, enforceable against each such party thereto in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity, and neither the Company nor, to the knowledge of the Company, the other party thereto is in breach, violation or default thereunder except for such breach, violation or default as would not, either individually or in the aggregate, have a Material Adverse Effect on the Company.

3.23	Benefit Plans.

(a)	The term “Plan” means every plan, fund, Contract, program and arrangement (formal or informal, whether written or not) that the Company or any other ERISA Affiliate sponsors, maintains or contributes to, is required to contribute to, or has or could reasonably be expected to have any liability of any nature with respect to, whether known or unknown, direct or indirect, fixed or contingent, for the benefit of present or former employees of the Company and/or its ERISA Affiliates (the “Employees”) including, without limitation, those intended to provide: (i) medical, surgical, health care, hospitalization, dental, vision, life insurance, death, disability, legal services, severance, sickness, accident or other welfare benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA), (iii) bonus, incentive compensation, option, stock appreciation right, phantom stock or stock purchase benefits or (iv) salary continuation, paid time off, supplemental unemployment, current or deferred compensation (other than current salary or wages paid in the form of cash), termination pay, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA). “ERISA” means the Employee Retirement Income Security Act of 1974, as amended. “ERISA Affiliates” means each Subsidiary of the Company and any trade or business (whether or not incorporated) that is part of the same controlled group under, common control with, or part of an affiliated service group that includes the Company within the meaning of Code Section 414(b), (c), (m) or (o).

(b)	Section 3.23(b) of the Disclosure Schedule sets forth each ERISA Affiliate and Plan by name.

(c)	There are no Plans subject to Title IV of ERISA or Code Section 412 and neither he Company nor any ERISA Affiliate has ever maintained a Plan subject to Title IV or ERISA or Code Section 412.

(d)	No employer other than the Company or an ERISA Affiliate is permitted to participate or participates in the Plans. No leased employees (as defined in Section 414(n) of the Code) or independent contractors are eligible for, or participate in, any Plan.

(e)	Neither the Company nor any ERISA Affiliate has any liability resulting from past membership in a Code Section 414 controlled group of corporations that would result in a Material Adverse Affect to the Company. No Plan is a multiple employer plan or multiemployer plan under Code Section 413(c) or 414(f), and none of the Company or any other ERISA Affiliate has ever contributed to a “multiemployer plan” (as such term is defined in Sections 3(37) or 4001(a)(3) of ERISA).

(f)	There are no Plans which promise or provide health, life or other welfare benefits to retirees or former employees of the Company and/or its ERISA Affiliates, or which provide severance benefits to Employees, except as otherwise required by Code Section 4980B or comparable state statute or other law which provides for continuing health care coverage.

(g)	No Plan that is intended to be qualified under Section 401(a) of the Code has received or committed to receive a transfer of assets and/or liabilities or spin-off from another plan, except transfers which qualify as transfers from eligible rollover distributions within the meaning of Code Section 402(c)(4).

(h)

With respect to all Plans, to the extent that the following documents exist, the Company has made available to Buyer true and complete copies of: (i) the most recent determination letter, if any, received by the Company and/or its ERISA Affiliates from the IRS, (ii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the DOL and the IRS), (iii) the Annual Report/Return (Form Series 5500) with financial statements, if any, and attachments for the three most recent plan years, (iv) Plan documents, summary plan descriptions, trust agreements, insurance Contracts, service agreements and all related Contracts and documents (including any employee summaries and material employee communications) and (v) all closing letters, audit finding letters, revenue agent findings and similar documents issued by a Governmental Authority.

(i)	Each Plan has at all times been operated in material compliance with ERISA, the Code, any other applicable law (including all reporting and disclosure requirements thereby) and the terms of such Plan. With respect to each Plan that is intended to be qualified under Section 401(a) and/or 4975(e)(7) of the Code, each such Plan has been determined by the IRS to be so qualified, and each trust forming a part thereof has been determined by the IRS to be exempt from Tax pursuant to Section 501(a) of the Code. To the knowledge of the Company, no reason exists which would cause such qualified status to be revoked. To the knowledge of the Company, no non-exempt prohibited transactions under Section 406 or 407 of ERISA or Section 4975 of the Code have occurred with respect to any Plan that would reasonably be expected to subject such Plan or the Company or applicable ERISA Affiliate to any material penalty under the Code or ERISA.

(j)	No state of facts or conditions exist which could reasonably be expected to subject the Company and/or any ERISA Affiliate to any material liability (other than routine claims for benefits) with respect to any Plan or voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code under applicable Law.

(k)	All material contributions, premiums, fees or charges due and owing to or in respect of any Plan for periods on or before the Closing have been or will be paid in full by the Company and its ERISA Affiliates prior to the Closing in accordance with the terms of such Plan and all applicable laws, and no material Taxes are owing on the part of the Company as a result of any Plan.

(l)	The Company and its ERISA Affiliates have not committed to make any material increase in contributions or benefits under any Plan that would become effective either on or after the Closing Date.

(m)	No Plan is currently under audit or examination by the IRS or the DOL. There are no pending or, to the Company’s knowledge, threatened, audits, investigations, claims, suits, grievances or other proceedings.

(n)	The events contemplated in this Agreement will not trigger, or entitle any current or former employee of the Company to, severance, termination, change in control payments or accelerated vesting under any Plan, and will not result in any material Tax or other liability payable by any Plan or, with respect to any Plan, by the Company or any ERISA Affiliate.

(o)	Benefits provided to participants under each Plan (other than a tax qualified plan under Code Section 401(a) or a plan established under Code Section 408(p)) are provided exclusively from insurance policies or the general assets of the Company and/or its ERISA Affiliates.

(p)	The Company and/or its ERISA Affiliates can terminate each Plan without material liability to the Company and/or its ERISA Affiliates. No action or omission of the Company, any ERISA Affiliate or any director, officer, employee, or agent thereof in any way restricts, impairs or prohibits Parent, the Company, any ERISA Affiliate or any successor from amending, merging, or terminating any Plan in accordance with the express terms of any such Plan and applicable law.

(q)	To the knowledge of the Company, there are no facts or circumstances that could reasonably be expected to, directly or indirectly, subject the Company or any ERISA Affiliate to any (i) excise Tax or other liability under Chapters 43, 46 or 47 of Subtitle D of the Code, (ii) penalty Tax or other liability under Chapter 68 of Subtitle F of the Code or (iii) civil penalty, damages or other liabilities arising under Section 502 of ERISA.

(r)

None of the Company or its ERISA Affiliates have established or contributed to, is required to contribute to or has or could reasonably be expected to have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to any “voluntary employees’

beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, “qualified asset account” within the meaning of Section 419A of the Code, or “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(s)	All Nonqualified Deferred Compensation Plans (as defined in Code Section 409A(d)(1)) of the Company are in material compliance with Code Section 409A.

(t)	The exercise price of each Company Stock Option granted under the Company Stock Option Plan is not less than the fair market value, determined in accordance with Section 409A of the Code, of a Share of the underlying Company Common Stock on the date such Company Stock Option was granted. No Company Stock Option granted under the Company Stock Option Plan provides for a deferral of compensation under Section 409A of the Code and Treasury Regulations Section 1.409A-1(b)(5).

3.24	Labor and Employment Matters.

(a)	To the Company’s knowledge, no executive employee of the Company and no group of employees of the Company or any Subsidiary has any plans to terminate his, her or their employment. Each of the Company and the Subsidiaries has complied in all material respects at all times with all applicable laws relating to employment and employment practices and those relating to the calculation and payment of wages (including overtime pay, maximum hours of work and child labor restrictions), equal employment opportunity (including laws prohibiting discrimination and/or harassment or requiring accommodation on the basis of race, color, national origin, religion, gender, disability, age, sexual orientation or other protected characteristic), affirmative action and other hiring practices, occupational safety and health, workers compensation, unemployment, the payment of social security and other taxes, and unfair labor practices under the National Labor Relations Act or applicable state law. Neither the Company nor any Subsidiary has any labor relations problem pending or, to the Company’s knowledge, threatened and its labor relations are satisfactory. There are no material workers’ compensation claims pending against the Company or any Subsidiary or, to the Company’s knowledge, any facts that would give rise to such a claim. There has been no lay-off of employees or work reduction program undertaken by or on behalf of the Company or any Subsidiary in the past two years, and no such program has been adopted by the Company or any Subsidiary or publicly announced. Each of the Company and the Subsidiaries has paid in full to all employees all material wages, salaries, bonuses and commissions due and payable to such employees and has fully reserved in its books of account all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees.

(b)	Section 3.24(b) of the Disclosure Schedule lists each employee of the Company as of the date of this Agreement who holds a temporary work authorization, including H-1B, L-1, F-1 or J-1 visas or work authorizations (the “Work Permits”), and shows for each such employee the type of Work Permit and the length of time remaining on such Work Permit. With respect to each Work Permit, all of the information that the Company or any Subsidiary provided to the Department of Labor and the Immigration and Naturalization Service or the Department of Homeland Security (collectively, the “Department”) in the application for such Work Permit was true and complete in all material respects. The Company or a Subsidiary received the appropriate notice of approval from the Department with respect to each such Work Permit, and all such employees are eligible to work in the United States. For each employee of the Company or any Subsidiary hired after November 6, 1986, the Company or such Subsidiary has retained an Immigration and Naturalization Service Form I-9, completed in accordance with applicable Law.

(c)	Except as listed on Section 3.24(c) of the Disclosure Schedule, neither the Company nor any Subsidiary is bound by any oral or written employee collective bargaining agreement or employment agreement, and to the extent any such agreements exist, copies have been provided by the Company to Parent prior to the date hereof.

(d)	All noncompetition, nonsolicitation and/or confidentiality/nondisclosure agreements currently in force between the Company and employees of the Company or of any Subsidiary, or with third parties are listed on Section 3.24(d) of the Disclosure Schedule, and complete copies have been provided by the Company in due diligence.

(e)	Except as listed on Section 3.24(e) of the Disclosure Schedule, no litigation is pending or, to the Company’s knowledge, threatened respecting or involving any applicant for employment, any current employee or any former employee, or any class of the foregoing.

3.25	Intellectual Property.

(a)	The term “Intellectual Property” means the following rights: (i) all rights in patents and patent applications and subject matter under consideration for patenting; (ii) trademarks, service marks, trade names, trade dress, material logos, material slogans, material tag lines, and other material designators of origin (all whether registered or not); (iii) uniform resource locators, Internet domain name registrations, Internet domain name applications (“Internet Names”); (iv) names or account names registered with social media sites (“Social Media Names”); (v) copyright applications and registered copyrighted works (including without limitation, proprietary software, product documentation, and website content); (vi) material trade secrets; and (vii) material know-how. Section 3.25(a) of the Disclosure Schedule is a full and complete listing and description of all Intellectual Property that the Company owns (“Company Intellectual Property”), other than the Company Intellectual Property covering subject matter under consideration for patenting or contemplated by Sections 3.25(a)(i) through (v) and sets forth, with the owner name, country(ies) or regional scope, and any applicable registration and application numbers and dates indicated. For the Company Intellectual Property contemplated by Sections 3.25(a)(vi) and (vii), Section 3.25(a) of the Disclosure Schedule generally describes the subject matter of the Company Intellectual Property in these categories.

(b)	Section 3.25(b) of the Disclosure Schedule sets forth a full and complete listing and description of all Contracts (including any material undocumented arrangements) related to Intellectual Property, including, without limitation, pursuant to which Intellectual Property (other than off-the-shelf computer programs or commercially available computer programs licensed for a one-time fee or that have annual fees of $10,000 or less) that, by third party permission, is used or held for use by the Company in its business as presently conducted. The Company is not in breach of any material provision of any such Contract and has provided Buyer a full and complete copy of all such Contracts.

(c)	The Intellectual Property listed in Sections 3.25(a) and (b) of the Disclosure Schedule constitutes all of the material intellectual property necessary for the business of the Company as now conducted or presently proposed to be conducted (without taking into account the transactions contemplated hereby).

(d)	The Company owns and possesses all right, title and interest in and to all Company Intellectual Property listed in Section 3.25(a) of the Disclosure Schedule, free and clear of Liens, except for Permitted Liens and except for licenses of Company Intellectual Property to third parties listed in Section 3.25(d) of the Disclosure Schedule. The Company is the sole owner of record of all Company Intellectual Property that is the subject of an issued patent, trademark, copyright, design right or other similar registration formalizing exclusive rights or a pending application for such rights (“Registered Company Intellectual Property”). There are no royalties, fees or other payments payable by the Company to any Person by reason of the ownership, development, modification, use, license, sublicense, or sale of the Company Intellectual Property listed in Section 3.25(a) of the Disclosure Schedule other than salaries and sales commissions paid to employees and sales agents in the ordinary course of the Company’s business.

(e)	The Company is the sole named owner of the registrations for the Internet Names and Social Media Names listed in Section 3.25(a) of the Disclosure Schedule, and such registration are free and clear of all Liens (except for Permitted Liens).

(f)	All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of the Company Intellectual Property either (i) have been a party to “work-for-hire” arrangements or agreements with the Company in accordance with applicable national and state law that has accorded the Company ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company effective and exclusive ownership of all tangible and intangible property arising thereby, except for immaterial failures of clause (i) or (ii) above.

(g)	The Company owns or has a valid and enforceable right under contract to use all computer software and databases used by the Company in the operation of its business as presently conducted.

(h)	All of the Registered Company Intellectual Property that has been issued is to the Company’s knowledge valid and enforceable, and the Company has no knowledge of facts showing, and has received no written notice of any party asserting, that any such Company Intellectual Property rights are invalid or not enforceable. To the Company’s knowledge, the Company Intellectual Property has not been infringed by other Persons. To the Company’s knowledge, no claim by any third party contesting the validity of any Company Intellectual Property has been made, received, is currently outstanding or, has been threatened. Without limiting the generality of the foregoing, all of the Intellectual Property rights that are Registered Company Intellectual Property rights are in full force and effect and all actions required as of the Closing Date to keep such rights pending or in effect, including the payment of filing, examination, annuity, and maintenance fees and the filing of renewals or statements of use have been taken. To Company’s knowledge, no Registered Company Intellectual Property rights are the subject of any interference, opposition, cancellation, nullity, re-examination or other proceeding placing in question the validity or scope of such rights. The Company has used reasonable secrecy measures to protect its material trade secrets.

(i)	The Company has not received any written notice of, or performed any study of, any infringement, misappropriation or violation by the Company of any rights in Intellectual Property of a third party.

(j)	Company has taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the conduct of its business.

3.26	Environmental Compliance.

(a)	As used in this Section 3.26 and in Section 4.19, the following terms have the following meanings:

(i)	“Environmental Costs” means any and all costs and expenditures, including any fees and expenses of attorneys and of environmental consultants or engineers incurred in connection with investigating, defending, remediating or otherwise responding to any Release of Hazardous Materials, any violation or alleged violation of Environmental Law, any fees, fines, penalties or charges associated with any Governmental Authorization or any actions necessary to comply with any Environmental Law.

(ii)	“Environmental Law” means any law, Governmental Authorization or Governmental Order relating to pollution, contamination, Hazardous Materials or protection of the environment.

(iii)	“Hazardous Materials” means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any law relating to such substance or otherwise relating to the environment or human health or safety, including any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject the owner or operator of the Property to any Environmental Costs or liability under any Environmental Law.

(iv)	“List” means the United States Environmental Protection Agency’s National Priorities List of Hazardous Waste Sites or any other list, schedule, log, inventory or record, however defined, maintained by any Governmental Authority with respect to sites from which there has been a Release of Hazardous Materials.

(v)	“Property” means real property owned, leased, controlled or occupied by the Company or any Subsidiary, or Parent, as the case may be, at any time, excluding any public storage facilities.

(vi)	“Regulatory Action” means any litigation with respect to the Company or any Subsidiary, or Parent, as the case may be, brought or instigated by any Governmental Authority in connection with any Environmental Costs, Release of Hazardous Materials or any Environmental Law.

(vii)	“Release” means the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

(viii)	“Third-Party Environmental Claim” means any litigation (other than a regulatory action) based on negligence, trespass, strict liability, nuisance, toxic tort or any other cause of action or theory relating to any Environmental Costs, Release of Hazardous Materials or any violation of Environmental Law.

(b)	No Third-Party Environmental Claim or Regulatory Action is pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary.

(c)	No Property is listed on a List.

(d)	All transfer, transportation or disposal of Hazardous Materials by the Company or any Subsidiary to properties not owned, leased or operated by the Company or any Subsidiary has been in compliance in all material respects with applicable Environmental Law. To the Company’s knowledge, the Company has not transported or arranged for the transportation of any Hazardous Materials to any location that is: (i) listed on a List; (ii) listed for possible inclusion on any List; or (iii) the subject of any Regulatory Action or Third-Party Environmental Claim.

(e)	To the knowledge of the Company, no Property has ever been used as a landfill, dump or other disposal, storage, transfer, handling or treatment area for Hazardous Materials, or as a gasoline service station or a facility for selling, dispensing, storing, transferring, disposing or handling petroleum and/or petroleum products.

(f)	To the knowledge of the Company, there has not been any Release of any Hazardous Material on, under, about, from or in connection with the Property, including the presence of any Hazardous Materials that have come to be located on or under the Property from another location.

(g)	To the knowledge of the Company, during the Company’s occupancy or use thereof, the Property has been used and operated in compliance in with all applicable Environmental Law.

(h)	Each of the Company and the Subsidiaries has obtained all Governmental Authorizations relating to the Environmental Law necessary for operation of the Company, each of which is listed on Section 3.26(h) of the Disclosure Schedule. All Governmental Authorizations relating to the Environmental Law will be valid and in full force and effect upon consummation of the transactions contemplated by this Agreement. Each of the Company and its Subsidiaries has filed all material reports and notifications required to be filed under and pursuant to all applicable Environmental Law.

(i)

At all times during the Company’s occupancy or use thereof, no Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored on, under or about any part of the Property. Any aboveground or underground storage tanks located on, under or about the Property have been duly registered with all appropriate Governmental Authorities and are otherwise in compliance in all material respects with all applicable Environmental Law.

(j)	No material expenditure will be required in order to comply with any Environmental Law in effect at the time of Closing in connection with the operation or continued operation of the Property in a manner consistent with the present operation thereof.

(k)	All environmental reports and investigations in the possession of the Company or any of its Subsidiaries with respect to the Company, any Subsidiary of the Company or the Property are listed on Section 3.26(k) of the Disclosure Schedule.

(l)	No Lien has been attached or filed against the Company or any Subsidiary in favor of any Person for: (i) any liability under or violation of any applicable Environmental Law; (ii) any Release of Hazardous Materials; or (iii) any imposition of Environmental Costs.

3.27	Insurance. The Disclosure Schedule contains an accurate and complete list of all insurance policies owned or held by the Company, including, but not limited to, fire and other casualty, general liability, theft, life, workers’ compensation, health, directors and officers, business interruption and other forms of insurance owned or held by the Company, specifying the insurer the policy number, and the term of the coverage. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) all present policies are in full force and effect and all premiums with respect thereto have been paid, and (ii) the Company has not been denied any form of insurance and no policy of insurance has been revoked or rescinded during the past five years.

3.28	Tax Matters.

(a)	The Company has (i) timely filed (or has had timely filed on its behalf) all Tax Returns required to be filed, and all such Tax Returns are true, correct and complete; (ii) timely and properly paid all Taxes due and payable for all Tax periods or portions thereof, whether or not shown on such Tax Returns; (iii) established in the Company’s books of account, in accordance with GAAP and consistent with past practices, adequate reserves for the payment of any Taxes not yet due and payable; and (iv) complied with all applicable laws relating to the withholding of Taxes and the payment thereof.

(b)	There are no Liens (other than Permitted Liens) for Taxes upon any assets of the Company.

(c)	No deficiency for any Taxes has been proposed, asserted or assessed against the Company that has not been resolved and paid in full. No waiver, extension or comparable consent given by the Company regarding the application of the statute of limitations with respect to any Taxes or Tax Return is outstanding, nor is any request for any such waiver or consent pending. There is no pending Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Tax Return for any Tax year of the Company, nor has there been any notice to the Company by any Governmental Authority regarding any such Tax audit or other proceeding, nor is any such Tax audit or other proceeding threatened with regard to any Taxes or Tax Returns of the Company.

(d)	The Company has no Liability for Taxes in a jurisdiction where it does not file a Tax Return, nor has the Company received notice from a Taxing Authority in such a jurisdiction that it is or may be subject to taxation by that jurisdiction.

(e)	All transactions that could give rise to an underpayment of Tax (within the meaning of Section 6662 of the Code) were reported by the Company in a manner for which there is substantial authority or were adequately disclosed on the Tax Returns as required in accordance with Section 6662(d)(2)(B) of the Code.

(f)	The Company is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in connection with this Agreement, in the payment of any

“excess parachute payments” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

(g)	The Company has not been a member of any joint venture, partnership, contract or other arrangement that is treated as a “partnership” for federal, state, local or foreign income Tax purposes. The Company does not own any interest in an entity that is classified as an entity that is “disregarded as an entity separate from its owner” under Treasury Regulations Section 301.7701-3(b).

(h)	The Company (i) has not been a member of an affiliated group filing a consolidated Return, and (ii) has no Liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(i)	The Company is not required to include in income any adjustment under Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by the Company, and the IRS has not proposed any such adjustment or change in accounting method.

(j)	The Company is not, and has not been at any time, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(k)	The Company is not a party to or bound by any obligations under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

(l)	The Company has not engaged in any reportable or listed transaction as defined under Section 6011 of the Code and the Treasury Regulations promulgated thereunder or under any similar provision of state law.

3.29	Bank Accounts; Powers of Attorney. The Disclosure Schedule sets forth: (a) the names of all financial institutions, investment banking and brokerage houses, and other similar institutions at which the Company maintains accounts, deposits, safe deposit boxes of any nature, and the names of all persons authorized to draw thereon or make withdrawals therefrom and a description of such accounts; and (b) the names of all persons or entities holding general or special powers of attorney from the Company and copies thereof.

3.30	Orders, Commitments and Returns. All accepted and unfulfilled orders for the sale of Products and the performance of services entered into by the Company and all outstanding contracts or commitments for the purchase of supplies, materials and services by or from the Company were made in bona fide transactions in the ordinary course of business. There are no material claims pending against the Company received in writing to return Products purchased pursuant to purchase orders by reason of alleged over-shipments, defective Products or otherwise, or of products in the hands of customers or retailers under an understanding that such Products would be returnable.

3.31	Product Liability Claims. The Company has not ever received a claim, or incurred any uninsured or insured liability, for or based upon failure to warn, breach of product warranty (other than warranty service and repair claims incurred in the ordinary course of business and expensed as warranty expense on the Latest Financial Statements for the period in which incurred), strict liability in tort, general negligence, negligent manufacture of product, negligent provision of services or any other allegation of liability, including or resulting in, but not limited to, product recalls, arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use) or sale of its Products or from the provision of services, that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect on the Company.

3.32

Warranties. All Products manufactured or sold, and all services provided, by the Company have complied, and are in compliance with all contractual requirements, warranties or covenants applicable thereto, and with all applicable governmental, trade association or regulatory specifications therefor or applicable thereto except where such non-compliance would not have a Material Adverse Effect on the Company. The terms of all standard product and service warranties and product return, sales credit, discount, demo sales and credit policies of the Company are specifically set forth in the Disclosure Schedule. No product or service manufactured, sold, delivered, or performed by the Company pursuant to any Contract set forth on Section 3.22(a)(iii) of the Disclosure Schedule is subject to any guaranty, warranty or other indemnity that materially deviates from such standard terms and that could have a Material Adverse Effect on the Company if breached, except to the extent identified in the Disclosure Schedule.

3.33	Relations with Suppliers and Customers. No current supplier of the Company from which the Company purchased more than 5% of the goods and services it purchased during the last full fiscal year has canceled any contract or order for provision of, and there has been no threat by any such supplier not to provide, raw materials, products, supplies or services to the business of the Company either prior to or following the Effective Time. The Company has not received any written notice from any customer during the last full fiscal year to the effect that such customer intends to decrease the amount of business it does with the Company either prior to or following the Effective Time, and the Company has not received any written complaint of a material nature from any such customer, in any case which would reasonably be expected to result in a Material Adverse Effect on the Company. The Disclosure Schedule lists each supplier to the Company (i) from which the Company purchased more than 5% of the goods and services it purchased during the last full fiscal year and (ii) that is the source of a particular raw material, product, supply or service with respect to which locating and qualifying a replacement source would involve significant cost or delay.

3.34	Indemnification Obligations. None of the Contract set forth in Section 3.22(a)(iii) of the Disclosure Schedule contain any provisions requiring the Company to indemnify any Person (excluding indemnities contained in the Company’s standard terms and conditions of sale, copies of which have been provided to Parent), except for those Contracts identified in the Disclosure Schedule as containing indemnification provisions that materially deviate from such standard terms and conditions.

3.35	Brokers. Except as provided in the Disclosure Schedule, neither the Company nor any of its directors, officers or employees has employed any broker, finder, or financial advisor or incurred any liability for any brokerage fee or commission, finder’s fee or financial advisory fee, in connection with the transactions contemplated hereby.

3.36	Investigation by Parent. Notwithstanding anything to the contrary in this Agreement, (a) no investigation by Parent shall affect the representations and warranties of the Company under this Agreement or contained in any other writing to be furnished to Parent in connection with the transactions contemplated hereunder, and (b) such representations and warranties shall not be affected or deemed waived by reason of the fact that Parent knew or should have known that any of the same is or might be inaccurate in any respect.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUBSIDIARY

Except as set forth in the Disclosure Schedule delivered by Parent and Merger Subsidiary to the Company on the date hereof (the “Parent Disclosure Schedule”) and except as otherwise specifically disclosed in the Parent SEC Reports (as defined below) filed by Parent prior to and including the date of this Agreement, including, its Form 10-K filed March 31, 2010 (but expressly excluding in each case materials included as exhibits thereto and any risk factors or other general cautionary or forward-looking language contained in such Parent SEC Reports and provided that any disclosure in the Parent SEC Reports shall qualify such a section or subsection of this Article 4 only to the extent to which the applicability of such disclosure is reasonably apparent and in any event any disclosure in the Parent SEC Reports shall not qualify Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.21 or 4.23 of

this Agreement), Parent and Merger Subsidiary hereby represent and warrant to the Company as follows (the Parent Disclosure Schedule is arranged in sections corresponding to the sections and subsections of this Article 4, and disclosure in one section of the Parent Disclosure Schedule shall constitute disclosure for all other sections of the Parent Disclosure Schedule only to the extent to which the applicability of such disclosure is reasonably apparent):

4.1	Organization and Qualification. Parent and Merger Subsidiary are corporations duly organized, validly existing and in good standing under the laws of their respective states of incorporation and each has all requisite corporate power and authority required to own, operate and lease their respective assets and properties as now owned, leased and operated and to carry on their respective businesses as now being conducted. Parent and Merger Subsidiary are each duly qualified or licensed to do business as a foreign corporation and are in good standing in every jurisdiction in which the character or location of their properties and assets owned, leased or operated by them or the nature of their business require such licensing or qualification, except where the failure to be so qualified, licensed or in good standing in such other jurisdiction would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Subsidiary. Merger Subsidiary is a recently formed Delaware corporation that has not conducted, and prior to the Effective Time will not conduct, any activities other than those incident to its formation and in connection with the consummation of the Merger.

4.2	Certificate of Incorporation of Company; Minutes; Subsidiaries. Each of Parent and Merger Subsidiary has heretofore made available to the Company complete and accurate copies of (i) its Certificate of Incorporation and Bylaws, as currently in effect, and (ii) the minutes (or in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of the shareholders of Parent, the Parent Board of Directors and each committee of the Parent Board of Directors since June 1, 2010. Neither Parent (except with respect to Merger Subsidiary) nor Merger Subsidiary, directly or indirectly, owns or controls any capital, equity, partnership, participation or other ownership interest in any corporation, partnership, joint venture or other business association or entity. Parent has been the sole stockholder and controlling party of Merger Subsidiary since the formation of Merger Subsidiary and Parent will be the sole stockholder and controlling party of Merger Subsidiary immediately prior to and as of the Effective Time.

4.3	Authorization. Parent and Merger Subsidiary have all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereunder. This Agreement has been, and each of the agreements, if any, required by Article 7 to be entered into by Parent or Merger Subsidiary, will be, duly and validly executed and delivered by each of them and, assuming the due authorization, execution and delivery by the Company of this Agreement, constitutes the legal, valid and binding obligations of Parent and Merger Subsidiary enforceable against each of them in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.

4.4	Capitalization.

(a)

The authorized capital stock of Parent consists of 15,000,000 shares of Parent Common Stock. As of the date hereof, there are 4,305,026 shares of Parent Common Stock issued and outstanding and no shares of Parent Common Stock held in Parent’s treasury. No shares of Parent Common Stock have been issued between March 31, 2011 and the date hereof. All issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of Parent is entitled to (or has been issued in violation of) preemptive rights. Except as set forth on Section 4.4 of the Parent Disclosure Schedule, there are no other outstanding (w) shares of capital stock or other voting securities of Parent, (x) securities of Parent or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Parent, (y) options, warrants, conversion privileges, contracts, understandings, agreements or other rights to purchase or acquire from Parent or any of its subsidiaries, and, no obligations of Parent or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, and (z) equity equivalent interests in the ownership or earnings of Parent or any of its subsidiaries or other similar rights (collectively, “Parent Securities”). There are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any Parent Securities. Except for the Parent Voting Agreements, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent is a party or by which it is bound relating to the voting or registration of any shares of capital stock of Parent.

(b)	The authorized capital stock of Merger Subsidiary consists of 1,000 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights in respect thereof and all of which are owned by Parent.

4.5	Valid Issuance of Parent Common Stock. The shares of Parent Common Stock to be issued in connection with the Merger, when issued and delivered in accordance with the terms hereof, will be duly and validly issued, fully paid and nonassessable and will be issued in compliance with all applicable federal and state securities laws; provided, however, that such shares of Parent Common Stock will be subject to restrictions on transfer of shares of capital stock imposed by the rules and regulations of the Securities Act, the Exchange Act or state securities laws.

4.6	Non-Contravention. Neither the execution, delivery and performance of this Agreement by Parent and Merger Subsidiary nor the consummation of the transactions contemplated hereby will: (a) violate any provision of the Articles of Incorporation or Certificate of Incorporation, as applicable, Bylaws or other governing document of Parent and Merger Subsidiary; (b) violate any statute, rule, regulation, order, or decree of any federal, state, local, or foreign body or authority by which Parent or Merger Subsidiary or any of their respective properties or assets may be bound; (c) result in the creation or imposition of any Lien on any of the assets of Parent or Merger Subsidiary, other than Permitted Liens; or (d) result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments, or acceleration under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, franchise, permit, authorization, agreement, or other instrument or obligation to which Parent or Merger Subsidiary is a party, or by which it or any of its properties or assets may be bound, except, (x) in the cases of clauses (b) or (d), where such violations, breaches, defaults, or other occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Subsidiary.

4.7	Consents and Approvals. No Consent of, with or from any Person or any Governmental Authority is required by Parent or Merger Subsidiary in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (i) any applicable requirements of the Securities Act, the Exchange Act, state takeover or securities laws, the rules of the OTCBB and the HSR Act, (ii) the vote of the shareholders of Parent to approve this Agreement, the Merger and the other items recommended for their approval at the Parent Annual Meeting in accordance with Section 5.7(b) of this Agreement, and (iii) the filing and recordation of the Certificate of Merger as required by the DGCL.

4.8	Parent SEC Documents; Financial Reports.

(a)

Parent has filed with the SEC, at or prior to the time due, and has heretofore made available to the Company true and complete copies of, all forms, reports, schedules, registration statements and definitive proxy statements required to be filed by it with the SEC under Applicable Laws for the three (3) years preceding the date hereof (together with all information incorporated therein by reference, the “Parent SEC Reports”). As of their respective dates, the Parent SEC Reports complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports. As of their respective dates, as of the Closing Date and as of the date any information from such Parent SEC Reports has been incorporated by reference, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since the last day of the quarter end reported upon by Parent by the filing with the SEC of Parent’s most recent Quarterly Report on Form 10-Q, with respect to Parent and the Merger Subsidiary, there has not been any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Parent or Merger Subsidiary. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Parent SEC Documents.

(b)	Each of the financial statements of Parent (including the related notes) included or incorporated by reference in the Parent SEC Reports (including any similar documents filed after the date of this Agreement) comply as to form and content in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted in Form 10-Q under the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly and accurately present the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). Except as and to the extent reflected in the financial statements (the “Parent Latest Financials”) of Parent included or incorporated by reference in the Form 10-Q filed by Parent on March 31, 2011, Parent has no Liabilities except (i) Liabilities incurred in the ordinary course of business and not required to be set forth in the Parent Latest Financials, (ii) Liabilities that have arisen after the date of the Parent Latest Financials in the ordinary course of business, consistent with past custom and practice, (iii) Liabilities disclosed on Section 4.8 of the Parent Disclosure Schedule, or (iv) Liabilities under Contracts set forth on Section 4.17 of the Parent Disclosure Schedule.

(c)	There is no outstanding indebtedness payable by any director or officer of Parent to Parent.

(d)	Parent has heretofore furnished or made available to the Company complete and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect.

4.9	Proxy Statement; Registration Statement; Other Information. The material, information, financial statements and exhibits, taken as a whole, with respect to Parent or its Subsidiaries (i) for inclusion in the Proxy Statement or the Registration Statement or (ii) supplied in writing by Parent to the Company (and its legal counsel and accounting advisors) for inclusion in the Information Statement, will not, in the case of the Proxy Statement and the Information Statement, or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement or Information Statement, or any amendments or supplements thereto, and at the time of the Parent Special Meeting, or, in the case of the Registration Statement, at the time it becomes effective or at the effective time of any post-effective amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Merger Subsidiary with respect to information supplied in writing by the Company or any affiliate of the Company specifically for inclusion in the Proxy Statement or the Registration Statement. Each of the Proxy Statement and Registration Statement (as it relates to Parent) will comply as to form and content in all material respects with the provisions of the Exchange Act and the Securities Act, as applicable.

4.10	Absence of Certain Changes. Except as otherwise authorized or contemplated by this Agreement, since March 31, 2011, each of Parent and Merger Subsidiary has owned and operated its assets, properties and businesses in the ordinary course of business and consistent with past practice and there has not been:

(a)	any change, effect, event, occurrence, state of facts or development that individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent or Merger Subsidiary;

(b)	any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent or Merger Subsidiary, or any repurchase, redemption or other acquisition by Parent or Merger Subsidiary (other than any wholly-owned subsidiary) of any outstanding shares of capital stock or other equity or debt securities of, or other ownership interests in, Parent or Merger Subsidiary;

(c)	any split, combination or reclassification of the Parent Common Stock or any capital stock of Merger Subsidiary;

(d)	any amendment of any provision of the Articles of Incorporation or Certificate of Incorporation, as applicable, Bylaws or other governing documents of, or of any material term of any outstanding security issued by, Parent or Merger Subsidiary;

(e)	any incurrence, assumption or guarantee by Parent or Merger Subsidiary of any indebtedness for borrowed money;

(f)	any change in any method of accounting or accounting practice by Parent, except for any such change required by reason of a change in GAAP and concurred with by Parent’s or Merger Subsidiary’s independent public accountants;

(g)	issuance of any equity or debt securities of Parent or Merger Subsidiary other than pursuant to the Parent Stock Option Plan or Parent Stock Options in the ordinary course of business and consistent with past practice;

(h)	acquisition or disposition of assets material to Parent or Merger Subsidiary other than the sale of certain patents to Endo Pharmaceuticals Inc. pursuant to the Patent Purchase Agreement;

(i)	any creation or assumption by Parent or Merger Subsidiary of any Lien, other than Permitted Liens;

(j)	any individual capital expenditure (or series of related capital expenditures) either involving more than $100,000 or outside the ordinary course of business;

(k)	any material damage, destruction or loss (whether or not covered by insurance) from fire or other casualty to its tangible property;

(l)	any material increase in the base salary of any officer or employee of Parent;

(m)	except as set forth in the Parent Disclosure Schedule, any adoption, amendment, modification, or termination of any Benefit Plan or any other bonus, profit-sharing, incentive, severance or other similar plan for the benefit of any of its directors, officers or employees;

(n)	entry by Parent or Merger Subsidiary into any joint venture, partnership or similar agreement with any person;

(o)	any filing of any amended Tax Return, settlement of any Tax claim or assessment relating to Parent or Merger Subsidiary, payment of any estimated Taxes in excess of $10,000, change in method of Tax accounting, or consent to the extension or waiver of the limitations period applicable to any claim or assessment with respect to Taxes; or

(p)	any authorization of, or commitment or agreement to take any of, the foregoing actions except as otherwise permitted by this Agreement.

4.11	Assets and Properties. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent has good and valid right, title and interest in and to or, in the case of leased properties or properties held under license, good and valid leasehold or license interests in, all of its assets and properties. Parent holds title to each such owned assets and properties free and clear of all Liens, except Permitted Liens. Merger Subsidiary owns no property or assets.

4.12	Intellectual Property.

(a)	Section 4.12(a) of the Disclosure Schedule is a full and complete listing and description of all Intellectual Property that Parent owns (“Parent Intellectual Property”), other than the Parent Intellectual Property covering subject matter under consideration for patenting or contemplated by Sections 3.25(a)(i) through (v) and sets forth, with the owner name, country(ies) or regional scope, and any applicable registration and application numbers and dates indicated. All fees, taxes, annuities and other payments associated with filing, prosecuting, issuing, recording, registering or maintaining such Parent Intellectual Property have been paid through the Effective Date. For the Parent Intellectual Property contemplated by Sections 3.25(a)(vi) and (vii), Section 4.12(a) of the Parent Disclosure Schedule generally describes the subject matter of the Parent Intellectual Property in these categories.

(b)	Section 4.12(b) of the Parent Disclosure Schedule sets forth a full and complete listing and description of all Contracts (including any material undocumented arrangements) related to Intellectual Property, including, without limitation, pursuant to which Parent Intellectual Property (other than off-the-shelf computer programs or commercially available computer programs licensed for a one-time fee or that have annual fees of $10,000 or less) that, by third party permission, is used or held for use by the Parent in its business as presently conducted. The Parent is not in breach of any material provision of any such Contract and has provided the Company a full and complete copy of all such Contracts.

(c)	The Parent Intellectual Property listed in Sections 4.12(a) and (b) of the Parent Disclosure Schedule constitutes all of the material intellectual property necessary for the business of the Parent as now conducted or presently proposed to be conducted (without taking into account the transactions contemplated hereby).

(d)	The Parent owns and possesses all right, title and interest in and to all Parent Intellectual Property listed in Section 4.12(a) of the Parent Disclosure Schedule, free and clear of Liens, except for Permitted Liens and except for licenses of Parent Intellectual Property to third parties listed in Section 4.12(d) of the Disclosure Schedule. The Parent is the sole owner of record of all Parent Intellectual Property that is the subject of an issued patent, trademark, copyright, design right or other similar registration formalizing exclusive rights or a pending application for such rights (“Registered Parent Intellectual Property”). There are no royalties, fees or other payments payable by the Parent to any Person by reason of the ownership, development, modification, use, license, sublicense, or sale of the Parent Intellectual Property listed in Section 4.12(a) of the Parent Disclosure Schedule other than salaries and sales commissions paid to employees and sales agents in the ordinary course of the Parent’s business.

(e)	The Parent is the sole named owner of the registrations for the Internet Names and Social Media Names listed in Section 4.12(a) of the Parent Disclosure Schedule, and such registrations are free and clear of all Liens (except for Permitted Liens).

(f)	The Parent owns or has a valid and enforceable right under contract to use all computer software and databases used by the Parent in the operation of its business as presently conducted.

(g)

All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of the Parent Intellectual Property either (i) have been a party to “work-for-hire” arrangements or agreements with Parent in accordance with applicable national and state law that has accorded Parent ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of Parent as assignee that have conveyed to Parent effective and exclusive ownership of all tangible and intangible property arising thereby, except for immaterial failures of clause (i) or (ii) above.

(h)	All of the Registered Parent Intellectual Property that has been issued is to the Parent’s knowledge valid and enforceable and the Parent has no knowledge of facts showing, and has received no written notice of any party asserting, that any such Intellectual Property rights of the Parent are invalid or not enforceable except as disclosed in Schedule 4.12(h) of the Parent Disclosure Schedules. To the Parent’s knowledge, the Registered Parent Intellectual Property has not been infringed by other Persons except as disclosed in Schedule 4.12(h) of the Parent Disclosure Schedules. No claim by any third party contesting the validity of any such Registered Parent Intellectual Property has been made, received, is currently outstanding or, to the Parent’s knowledge, has been threatened. Without limiting the generality of the foregoing, all of the Parent Intellectual Property rights that are Registered Parent Intellectual Property rights are in full force and effect and all actions required as of the Closing Date to keep such rights pending or in effect, including the payment of filing, examination, annuity, and maintenance fees and the filing of renewals or statements of use have been taken. No Registered Parent Intellectual Property rights are the subject of any interference, opposition, cancellation, nullity, re-examination or other proceeding placing in question the validity or scope of such rights. The Parent has used reasonable secrecy measures to protect its material trade secrets.

(i)	The Parent has not received any written notice of any infringement, misappropriation or violation by the Parent of any rights in Third Party Intellectual Property.

4.13	Parent Intellectual Property Agreements.

(a)	Prior to the execution of the patent purchase agreement entered into between Parent and Endo Pharmaceuticals Inc. (“Endo”) on May 9, 2011 (“Patent Purchase Agreement”), Parent provided to Endo complete and correct copies of the following agreements and Endo confirmed review of such agreements: Supply and License Agreement entered into between Parent and Novartis Consumer Health, Inc. on January 1, 2004; Settlement Agreement and Mutual Release entered into between Parent and The Mentholatum Company on May 29, 2009; Settlement and License Agreement entered into between Parent and Endo on November 11, 2009; Settlement Agreement and Mutual Release entered into between Parent and Johnson & Johnson Consumer Companies, Inc. on December 18, 2009; Confidential Settlement Agreement and Mutual Release entered into between Parent and Chattem on March 23, 2011; Settlement Agreement and Mutual Release entered into between Parent and Prince of Peace Enterprises, Inc. and Haw Par Corporation Limited on April 25, 2011 (collectively “Parent Intellectual Property Agreements”).

(b)

At the time of execution of the Patent Purchase Agreement Parent was (subject to the Parent Intellectual Property Agreements) the sole and exclusive legal and beneficial owner of all right, title and interest worldwide, including past, present and future enforcement rights and the right to license and collect royalties, to the following patents, reexamination certificates and patent applications: U.S. Patent No. 5,536,263, U.S. Patent No. 5,741,510, U.S. Patent No. 6,096,333, U.S. Patent No. 6,096,334, U.S. Patent No. 6,361,790, Reexamination Certificate corresponding to Reexamination Request No. 90/005,877 issued on April 4, 2007 for U.S. Patent No. 5,536,263, Reexamination Certificate corresponding to Reexamination Request No. 90/005,878 issued on April 30, 2002 for U.S. Patent No. 5,741,510, Austria patent AT 269744, Australia patent AU 676623, Canada patent CA 2133598, Germany patent DE 69433859, European Patent Office patent EP 0674913, Spain patent ES 2224102, Finland patent application FI 950465, Japan patent application JP 7265353, Norway patent application NO 951217 including the right, title and interest to all continuations, continuation-in-part, divisionals of such patents and patent applications and any U.S. patents resulting from any reissue or reexamination of such patents and reexamination certificates, all U.S. and foreign counterparts claiming priority to such patents and patent applications, all foreign counterparts to any of such patents and patent applications (collectively, “Key Patents”).

(c)	At the time of execution of the Patent Purchase Agreement, Parent had obtained all third party consents, approvals and/or other authorizations required to sell and assign to Endo the right, title and interest to the Key Patents (subject to the Parent Intellectual Property Agreements).

(d)	At any time prior to or after the execution of the Patent Purchase Agreement, Parent has not breached any provision of the Patent Purchase Agreement or any provision of any of the Parent Intellectual Property Agreements.

(e)	At any time prior to or after the execution of the Patent Purchase Agreement and each Parent Intellectual Property Agreement, Parent had the full right and authority to enter into such agreement and to carry out its obligations and covenants thereunder, including such covenant in the Patent Purchase Agreement that Parent had made no assignments or agreements that could prevent, delay or interfere with the transaction covered therein.

(f)	Parent has taken all actions required before the effective date of the Patent Purchase Agreement to maintain in good standing all Key Patents (including payment of all applicable fees due and payable to the governmental authority and timely compliance with filing, prosecution and maintenance requirements) have been taken.

(g)	Except as set forth in Section 4.13(g) of the Parent Disclosure Schedules, there are no claims, judgments or settlements against or owed by Parent, nor any pending reissue, reexamination, interference, opposition or similar proceedings, with respect to any of the Key Patents, and Parent has not received written notice of any threatened claims or litigation or any reissue, reexamination, interference, opposition or similar proceedings seeking to invalidate or otherwise challenge the Key Patents.

(h)	There have been no and there is no reason to believe that there will be any inventorship challenges with respect to any of the Key Patents.

(i)	All current and former employees and consultants of Parent and its Affiliates who are or have been substantially involved in the conception or reduction to practice of the subject matter claimed in the Key Patents is a party to an agreement with the Parent requiring such employee or consultant to assign any inventorship rights to Parent.

4.14	FDA and Regulatory Matters.

(a)	Parent has complied and is complying with all applicable laws and regulations including, without limitation: (i) the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, the Controlled Substance Act, and the regulations promulgated under each such statute; (ii) any relevant guidance or other instructions issued by a Governmental Authority; (iii) relevant state laws and regulations; and (iv) the Anti-Kickback Statute (42 U.S.C. § 1320a-7b), the Civil Monetary Penalty Statute (42 U.S.C. § 1320a-7a), the False Claims Act (31 U.S.C. § 3729 et seq.), and all of the regulations promulgated under all such statutes.

(b)	Parent has not received notice of, nor has Parent been subject to, any adverse inspectional finding, data integrity review, investigation, penalty, fine, sanction, assessment, request for corrective or remedial action, warning letter, regulatory letter, untitled letter, Form 483, or other compliance or enforcement notice, communication, or correspondence from the FDA or any other Governmental Authority.

(c)

None of the products designed, manufactured, processed, packaged, sold, marketed, or distributed by Parent or designed, manufactured, processed, packaged, sold, marketed, or distributed pursuant to any Permit held by Seller, including, without limitation, any Parent 510(k) premarket notification, premarket approval application, investigational device exemption, new drug application, abbreviated new drug application, or investigational new drug application (collectively, the “Parent Products”) have been recalled, whether voluntary or otherwise, or are or have been subject to device removal or correction reporting requirements, nor is any Parent Product recall, removal, market withdrawal, or other corrective action currently under consideration by Parent or, to the knowledge of Parent, any Governmental Authority or any of Parent’s customers. All Parent Product research, development, manufacturing, processing, testing, packaging, labeling, distribution, marketing, and sales activities have been performed in compliance with all applicable laws and regulations and any applicable Permits.

(d)	No Parent Products have been manufactured, processed, packaged, sold, marketed, distributed, licensed, or otherwise commercialized, nor have any Parent Products been tested in humans or other animals, within the past five (5) years. Parent has not, in the past five (5) years, engaged in any research, development, manufacturing, processing, testing, packaging, labeling, distribution, marketing, or sales activities with respect to any product or article regulated under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, the Controlled Substance Act, or the regulations promulgated under each such statute.

(e)	Neither Parent nor any employee or agent of Parent has (i) made an untrue statement of material fact or fraudulent statement to FDA or any other Governmental Authority, or in any records or documentation prepared or maintained to comply with the applicable laws and regulations; (ii) failed to disclose a material fact required to be disclosed to any Governmental Authority; (iii) or has ever been investigated by the FDA, National Institutes of Health, Office of the Inspector General for the Department of Health and Human Services, Department of Justice, or other comparable Governmental Authority for data or healthcare program fraud. Neither Parent nor any of its officers, directors and employees have made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of the FDA or any other Governmental Authority.

(f)	Neither Parent nor any employee or agent of Parent has (i) violated or caused a violation of any federal or state health care fraud and abuse or false claims statute or regulation, including, without limitation, the anti-kickback provisions of the Social Security Act, 42 U.S.C. § 1320a-7b(b); (ii) been excluded or threatened with exclusion under law or regulation, including, without limitation, under 42 U.S.C. § 1320a-7 or 42 C.F.R. Part 1001; (iii) been assessed or threatened with assessment of civil money penalties pursuant to 42 C.F.R. Part 1003; (iv) been debarred or threatened with debarment under any law or regulation, including, without limitation, 21 U.S.C. § 335a; (v) been convicted of any offense or engaged in any conduct which could result in exclusion or debarment under any law or regulation.

(g)	There are not presently pending, nor, to Parent’s knowledge, threatened, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, or other communications relating to any alleged hazard or alleged defect in design, manufacture, materials, or workmanship, including, without limitation, any failure to warn or alleged breach of express or implied warranty or representation, relating to any Parent Product, or alleging that any such Parent Product is otherwise noncompliant or unsafe or ineffective for its intended use. Parent has not made any modification to any Parent Product because of warranty, product liability, regulatory, or other claims or communications concerning any alleged hazard, defect, or other noncompliance concerning such Product.

4.15	Compliance with Applicable Laws. Each of Parent and Merger Subsidiary has not violated or infringed, nor is it in violation or infringement of, any order, writ, injunction or decree of any Governmental Authority in connection with its activities, except where such violation or infringement would not reasonably be expected to have a Material Adverse Effect thereon. Each of Parent and Merger Subsidiary and each of their respective officers, directors, agents and employees are in compliance with all Applicable Laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect on the Company.

4.16	Permits. The Parent Disclosure Schedule sets forth those approvals, authorizations, certificates, consents, licenses, orders and permits and other similar authorizations of all Governmental Authorities (and all other Persons) of Parent which are necessary to conduct its business and own and operate its properties, other than those the failure of which to have would not have a Material Adverse Effect on Parent (the “Parent Permits”). Each Parent Permit is valid and in full force and effect and none of the Parent Permits will be terminated, revoked, modified or become terminable or impaired in any respect by reason of the Merger except as would not have a Material Adverse Effect on Parent. Parent has conducted its business in compliance with all terms and conditions of the Parent Permits, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect on Parent.

4.17	Litigation. There are no (a) actions, suits, claims, hearings, arbitrations, proceedings (public or private) or governmental investigations that have been brought by any Governmental Authority or any other Person, nor any claims or any investigations or reviews by any Governmental Authority against or affecting Parent or Merger Subsidiary, pending or, to Parent’s knowledge, threatened, against or by Parent or Merger Subsidiary or any of their respective assets or which seek to enjoin or rescind the transactions contemplated by this Agreement; and (b) existing orders, judgments or decrees of any Governmental Authority naming Parent or Merger Subsidiary as an affected party or otherwise affecting any of the assets or the business of Parent or Merger Subsidiary.

4.18	Contracts. The Parent Disclosure Schedule sets forth a list of each Contract to which either Parent or Merger Subsidiary is a party or is subject, or by which any of their respective assets are bound (i) that would reasonably be expected to involve payments by or to Parent in excess of $50,000 in any given calendar year or (ii) is otherwise material to Parent (collectively, the “Parent Contracts”). Parent has made available to the Company true and correct copies (or summaries, in the case of any oral Contracts) of all Parent Contracts. None of the Parent Contracts contain a provision requiring the consent of any Person with respect to the consummation of the transactions contemplated herein. No notice of material default arising under any Parent Contract has been delivered to or by Parent or Merger Subsidiary. Each Parent Contract is a legal, valid and binding obligation of Parent or Merger Subsidiary, as applicable, and each other party thereto, enforceable against each such party thereto in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity, and neither Parent or Merger Subsidiary, as applicable, nor, to the knowledge of Party, the other party thereto is in breach, violation or default thereunder except for such breach, violation or default as would not, either individually or in the aggregate, have a Material Adverse Effect on Parent or Merger Subsidiary, as applicable.

4.19	Environmental Compliance.

(a)	No Third-Party Environmental Claim or Regulatory Action is pending or, to Parent’s knowledge, threatened against Parent.

(b)	No Property is listed on a List.

(c)	All transfer, transportation or disposal of Hazardous Materials by Parent or any Subsidiary to properties not owned, leased or operated by Parent or any Subsidiary has been in compliance with applicable Environmental Law in all material respects. To Parent’s knowledge, Parent has not transported or arranged for the transportation of any Hazardous Materials to any location that is: (i) listed on a List; (ii) listed for possible inclusion on any List; or (iii) the subject of any Regulatory Action or Third-Party Environmental Claim.

(d)	To the knowledge of Parent, no Property has ever been used as a landfill, dump or other disposal, storage, transfer, handling or treatment area for Hazardous Materials, or as a gasoline service station or a facility for selling, dispensing, storing, transferring, disposing or handling petroleum and/or petroleum products.

(e)	To the knowledge of Parent, there has not been any Release of any Hazardous Material on, under, about, from or in connection with the Property, including the presence of any Hazardous Materials that have come to be located on or under the Property from another location.

(f)	To the knowledge of Parent, during Parent’s occupancy or use thereof, the Property at all times has been used and operated in compliance with all applicable Environmental Law.

(g)	Parent has obtained all Governmental Authorizations relating to the Environmental Law necessary for operation of the Company, each of which is listed on Section 4.19(g) of the Parent Disclosure Schedule. All Governmental Authorizations relating to the Environmental Law will be valid and in full force and effect upon consummation of the transactions contemplated by this Agreement. Parent has filed all material reports and notifications required to be filed under and pursuant to all applicable Environmental Law.

(h)	At all times during Parent’s occupancy or use thereof, no Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored on, under or about any part of the Property. Any aboveground or underground storage tanks located on, under or about the Property have been duly registered with all appropriate Governmental Authorities and are otherwise in compliance in all material respects with all applicable Environmental Law.

(i)	No material expenditure will be required in order to comply with any Environmental Law in effect at the time of Closing in connection with the operation or continued operation of the Property in a manner consistent with the present operation thereof.

(j)	No Lien has been attached or filed against Parent in favor of any Person for: (i) any liability under or violation of any applicable Environmental Law; (ii) any Release of Hazardous Materials; or (iii) any imposition of Environmental Costs.

4.20	Insurance. The Parent Disclosure Schedule contains an accurate and complete list of all insurance policies owned or held by Parent or Merger Subsidiary, including, but not limited to, fire and other casualty, general liability, theft, life, workers’ compensation, health, directors and officers, business interruption and other forms of insurance owned or held by Parent or Merger Subsidiary, specifying the insurer the policy number, and the term of the coverage. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Subsidiary, (i) all present policies are in full force and effect and all premiums with respect thereto have been paid, and (ii) neither Parent nor Merger Subsidiary has been denied any form of insurance and no policy of insurance has been revoked or rescinded during the past five years.

4.21	Tax Matters.

(a)	Parent has (i) timely filed (or has had timely filed on its behalf) all Tax Returns required to be filed, and all such Tax Returns are true, correct and complete; (ii) timely and properly paid all Taxes due and payable for all Tax periods or portions thereof, whether or not shown on such Tax Returns; (iii) established in Parent’s books of account, in accordance with GAAP and consistent with past practices, adequate reserves for the payment of any Taxes not yet due and payable; and (iv) complied with all applicable laws relating to the withholding of Taxes and the payment thereof.

(b)	There are no Liens (other than Permitted Liens) for Taxes upon any assets of Parent.

(c)	No deficiency for any Taxes has been proposed, asserted or assessed against Parent that has not been resolved and paid in full. No waiver, extension or comparable consent given by Parent regarding the application of the statute of limitations with respect to any Taxes or Tax Return is outstanding, nor is any request for any such waiver or consent pending. There is no pending Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Tax Return for any Tax year of Parent, nor has there been any notice to Parent by any Governmental Authority regarding any such Tax audit or other proceeding, nor is any such Tax audit or other proceeding threatened with regard to any Taxes or Tax Returns of Parent.

(d)	Parent has no Liability for Taxes in a jurisdiction where it does not file a Tax Return, nor has Parent received notice from a Taxing Authority in such a jurisdiction that it is or may be subject to taxation by that jurisdiction.

(e)	All transactions that could give rise to an underpayment of Tax (within the meaning of Section 6662 of the Code) were reported by Parent in a manner for which there is substantial authority or were adequately disclosed on the Tax Returns as required in accordance with Section 6662(d)(2)(B) of the Code.

(f)	Parent is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in connection with this Agreement or any change of control of Parent, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

(g)	Parent has not been a member of any joint venture, partnership, contract or other arrangement that is treated as a “partnership” for federal, state, local or foreign income Tax purposes. Parent does not own any interest in an entity that is classified as an entity that is “disregarded as an entity separate from its owner” under Treasury Regulations Section 301.7701-3(b).

(h)	Parent (i) has not been a member of an affiliated group filing a consolidated Return, and (ii) has no Liability for the Taxes of any Person (other than Parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(i)	Parent is not required to include in income any adjustment under Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Parent, and the IRS has not proposed any such adjustment or change in accounting method.

(j)	Parent is not, and has not been at any time, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(k)	Parent is not a party to or bound by any obligations under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

(l)	Parent has not engaged in any reportable or listed transaction as defined under Section 6011 of the Code and the Treasury Regulations promulgated thereunder or under any similar provision of state law.

4.22	Parent Benefit Plans.

(a)

The term “Parent Plan” means every plan, fund, Contract, program and arrangement (formal or informal, whether written or not) that Parent or any other Parent ERISA Affiliate sponsors, maintains or contributes to, is required to contribute to, or has or could reasonably be expected to have any liability of any nature with respect to, whether known or unknown, direct or indirect, fixed or contingent, for the benefit of present or former employees of Parent and/or its Parent ERISA Affiliates (the “Parent Employees”) including, without limitation, those intended to provide: (i) medical, surgical, health care, hospitalization, dental, vision, life insurance, death, disability, legal services, severance, sickness, accident or other welfare benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA), (iii) bonus, incentive compensation, option, stock appreciation right, phantom stock or stock purchase benefits or (iv) salary continuation, paid time off, supplemental unemployment, current or deferred compensation (other than current salary or wages paid in the form of cash), termination pay, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA). “Parent ERISA Affiliates” means each Subsidiary of Parent and any trade or business (whether or not incorporated) that is part of the same controlled group under, common control with, or part of an affiliated service group that includes Parent within the meaning of Code Section 414(b), (c), (m) or (o).

(b)	Section 4.22(b) of the Disclosure Schedule sets forth each Parent ERISA Affiliate and Parent Plan by name.

(c)	There are no Parent Plans subject to Title IV of ERISA or Code Section 412 and neither Parent nor any Parent ERISA Affiliate has ever maintained a Parent Plan subject to Title IV or ERISA or Code Section 412.

(d)	No employer other than Parent or a Parent ERISA Affiliate is permitted to participate or participates in the Parent Plans. No leased employees (as defined in Section 414(n) of the Code) or independent contractors are eligible for, or participate in, any Parent Plan.

(e)	Neither Parent nor any Parent ERISA Affiliate has any liability resulting from past membership in a Code Section 414 controlled group of corporations that would result in a Material Adverse Affect. No Parent Plan is a multiple employer plan or multiemployer plan under Code Section 413(c) or 414(f), and none of Parent or any Parent ERISA Affiliate has ever contributed to a “multiemployer plan” (as such term is defined in Sections 3(37) or 4001(a)(3) of ERISA).

(f)	There are no Parent Plans which promise or provide health, life or other welfare benefits to retirees or former employees of Parent and/or its Parent ERISA Affiliates, or which provide severance benefits to Parent Employees, except as otherwise required by Code Section 4980B or comparable state statute or other law which provides for continuing health care coverage.

(g)	No Parent Plan that is intended to be qualified under Section 401(a) of the Code has received or committed to receive a transfer of assets and/or liabilities or spin-off from another plan, except transfers which qualify as transfers from eligible rollover distributions within the meaning of Code Section 402(c)(4).

(h)	With respect to all Parent Plans, to the extent that the following documents exist, Parent has made available to the Company true and complete copies of: (i) the most recent determination letter, if any, received by Parent and/or its Parent ERISA Affiliates from the IRS, (ii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the DOL and the IRS), (iii) the Annual Report/Return (Form Series 5500) with financial statements, if any, and attachments for the three most recent plan years, (iv) Parent Plan documents, summary plan descriptions, trust agreements, insurance Contracts, service agreements and all related Contracts and documents (including any employee summaries and material employee communications) and (v) all closing letters, audit finding letters, revenue agent findings and similar documents issued by a Governmental Authority.

(i)	Each Parent Plan has at all times been operated in material compliance with ERISA, the Code, any other applicable law (including all reporting and disclosure requirements thereby) and the terms of such Parent Plan. With respect to each Parent Plan that is intended to be qualified under Section 401(a) and/or 4975(e)(7) of the Code, each such Parent Plan has been determined by the IRS to be so qualified, and each trust forming a part thereof has been determined by the IRS to be exempt from Tax pursuant to Section 501(a) of the Code. To the knowledge of Parent, no reason exists which would cause such qualified status to be revoked. To the knowledge of Parent, no non-exempt prohibited transactions under Section 406 or 407 of ERISA or Section 4975 of the Code have occurred with respect to any Parent Plan that would reasonably be expected to subject such Parent Plan or Parent or applicable Parent ERISA Affiliate to any material penalty under the Code or ERISA.

(j)	No state of facts or conditions exist which reasonably could be expected to subject Parent and/or any Parent ERISA Affiliate to any material liability (other than routine claims for benefits) with respect to any Parent Plan or voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code under applicable Law.

(k)	All material contributions, premiums, fees or charges due and owing to or in respect of any Parent Plan for periods on or before the Closing have been paid in full by Parent and its Parent ERISA Affiliates prior to the Closing in accordance with the terms of such Parent Plan and all applicable laws, and no material Taxes are owing on the part of Parent as a result of any Parent Plan.

(l)	Parent and its Parent ERISA Affiliates have not committed to make any material increase in contributions or benefits under any Parent Plan that would become effective either on or after the Closing Date.

(m)	No Parent Plan is currently under audit or examination by the IRS or the DOL. There are no pending or, to Parent’s knowledge, threatened, audits, investigations, claims, suits, grievances or other proceedings.

(n)	The events contemplated in this Agreement will not trigger, or entitle any current or former employee of Parent to, severance, termination, change in control payments or accelerated vesting under any Parent Plan, and will not result in any material Tax or other liability payable by any Parent Plan or, with respect to any Parent Plan, by Parent or any Parent ERISA Affiliate.

(o)	Benefits provided to participants under each Parent Plan (other than a tax qualified plan under Code Section 401(a) or a plan established under Code Section 408(p)) are provided exclusively from insurance policies or the general assets of Parent and/or its Parent ERISA Affiliates.

(p)	Parent and/or its Parent ERISA Affiliates can terminate each Parent Plan without material liability to Parent and/or its Parent ERISA Affiliates. No action or omission of Parent, any Parent ERISA Affiliate or any director, officer, employee, or agent thereof in any way restricts, impairs or prohibits Parent, the Company, any Parent ERISA Affiliate or any successor from amending, merging, or terminating any Parent Plan in accordance with the express terms of any such Parent Plan and applicable law.

(q)	To the knowledge of Parent, there are no facts or circumstances that could reasonably be expected to, directly or indirectly, subject Parent or any Parent ERISA Affiliate to any (i) excise Tax or other liability under Chapters 43, 46 or 47 of Subtitle D of the Code, (ii) penalty Tax or other liability under Chapter 68 of Subtitle F of the Code or (iii) civil penalty, damages or other liabilities arising under Section 502 of ERISA.

(r)	None of Parent or its Parent ERISA Affiliates have established or contributed to, is required to contribute to or has or could reasonably be expected to have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, “qualified asset account” within the meaning of Section 419A of the Code, or “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(s)	All Nonqualified Deferred Compensation Plans (as defined in Code Section 409A(d)(1)) of Parent are in material compliance with Code Section 409A.

(t)	The exercise price of each Parent Stock Option granted under the Parent Stock Option Plan is not less than the fair market value, determined in accordance with Section 409A of the Code, of a Share of the underlying Parent Common Stock on the date such Parent Stock Option was granted. No Parent Stock Option granted under the Parent Stock Option Plan provides for a deferral of compensation under Section 409A of the Code and Treasury Regulations Section 1.409A-1(b)(5).

(u)	With respect to each Parent Plan, Parent has operated each Parent Plan in material compliance with all laws and regulations applicable to employee benefit plans of public companies, including, without limitation, Section 162(m) of the Code and Sarbanes-Oxley Act of 2002, and no material liability or loss of Tax deduction has resulted from any noncompliance.

4.23	Brokers. Neither Parent nor Merger Subsidiary, nor any of their directors, officers or employees has employed any broker, finder, or financial advisor or incurred any liability for any brokerage fee or commission, finder’s fee or financial advisory fee, in connection with the transactions contemplated hereby.

4.24	Bank Accounts; Powers of Attorney. The Parent Disclosure Schedule sets forth: (a) the names of all financial institutions, investment banking and brokerage houses, and other similar institutions at which Parent or Merger Subsidiary maintain accounts, deposits, safe deposit boxes of any nature, and the names of all persons authorized to draw thereon or make withdrawals therefrom and a description of such accounts; and (b) the names of all persons or entities holding general or special powers of attorney from Parent or Merger Subsidiary and copies thereof.

4.25	Indemnification Obligations. Neither Parent nor Merger Subsidiary is a party to any Contract that contains any provisions requiring Parent or Merger Subsidiary to indemnify any Person, except for those Contracts identified in the Parent Disclosure Schedule as containing indemnification provisions.

4.26	Internal Accounting Controls; Books of Account.

(a)	Parent maintains a system of internal accounting controls sufficient, in the judgment of the Parent Board of Directors, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(b)	The books of account of Parent are complete and correct in all material respects and have been maintained in accordance with sound business practices. Each transaction is properly and accurately recorded on the books and records of Parent, and each document upon which entries in Parent’s books and records are based is complete and accurate in all material respects.

4.27	Listing and Maintenance Requirements. Parent has not, in the twelve (12) months preceding the date hereof, received notice from the trading market or stock quotation system on which Parent Common Stock is listed or quoted to the effect that Parent is not in compliance with the listing or maintenance requirements of such trading market or stock quotation system. Parent is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

4.28	Investigation by Company. Notwithstanding anything to the contrary in this Agreement, (a) no investigation by the Company shall affect the representations and warranties of Parent or Merger Subsidiary under this Agreement or contained in any other writing to be furnished to the Company in connection with the transactions contemplated hereunder, and (b) such representations and warranties shall not be affected or deemed waived by reason of the fact that the Company knew or should have known, that any of the same is or might be inaccurate in any respect.

ARTICLE 5

COVENANTS

5.1	Conduct of the Business.

(a)	Except as contemplated by this Agreement or to the extent that Parent otherwise consents in writing, not to be unreasonably withheld or delayed, during the period from the date of this Agreement until the earlier of the termination of this Agreement or the Closing, the Company shall maintain its assets and properties and carry on its business and operations in accordance with the Operating Budget (except and to the extent otherwise expressly approved in writing by Parent); and the Company shall use its commercially reasonable efforts to preserve intact (i) its business organizations, (ii) existing business relationships, including without limitation its relationships with officers, employees, dealers, distributors, independent contractors, customers and suppliers, except to the extent the Company in good faith elects to not so preserve any such relationships that are not material to the Company, (iii) good will and (iv) going concern value.

(b)	Except as contemplated by this Agreement or to the extent that the Company otherwise consents in writing, not to be unreasonably withheld or delayed, during the period from the date of this Agreement until the earlier of the termination of this Agreement or the Closing, each of Parent and Merger Subsidiary shall maintain its assets and properties and carry on its business and operations in the ordinary course consistent with past practice (except and to the extent otherwise expressly approved in writing by the Company); and each of Parent and Merger Subsidiary shall use its commercially reasonable efforts to preserve intact its (i) business organizations, (ii) existing business relationships, including without limitation its relationships with officers, employees, dealers, distributors, independent contractors, customers and suppliers, except to the extent Parent in good faith elects to not so preserve any such relationships that are not material to Parent, (iii) good will and (iv) going concern value.

(c)	Except as contemplated by this Agreement or to the extent that Parent otherwise consents in writing, during the period from the date of this Agreement until the earlier of the termination of this Agreement or the Closing, the Company shall not amend its Certificate of Incorporation or Bylaws (or other similar governing instruments). Except as contemplated by this Agreement or to the extent that the Company otherwise consents in writing, during the period from the date of this Agreement until the earlier of the termination of this Agreement or the Closing, Parent shall not amend its Articles of Incorporation or Bylaws (or other similar governing instruments).

(d)	Except as contemplated by this Agreement, the Company shall not: (i) declare, pay or set aside for payment any dividend or other distribution in respect of, or split, combine or reclassify, its capital stock or other securities (including without limitation distributions in redemption or liquidation) or redeem, purchase or otherwise acquire any shares of its capital stock or other securities; (ii) issue, grant or sell any shares of its capital stock or equity securities of any class, or any options, warrants, conversion or other rights to purchase or acquire any such shares or equity securities or any securities convertible into or exchangeable for such shares or equity securities, except (A) the issuance of options under the terms of the Company Stock Option Plan as in effect on the date hereof and (B) the issuance of Company Common Stock pursuant to the exercise of Company Stock Options outstanding on the date hereof; (iii) become a party to any merger, exchange, reorganization, recapitalization, liquidation, dissolution or other similar corporate transaction; or (iv) organize any new subsidiary, acquire any capital stock or other equity securities or other ownership interest in, or assets of, any person or entity or otherwise make any investment by purchase of stock or securities, contributions to capital, property transfer or purchase of any properties or assets of any person or entity. Notwithstanding anything to the contrary set forth herein, between the date hereof and the Effective Time, the Company shall be permitted to increase the authorized number of shares of Company Common Stock in the Company’s Certificate of Incorporation from 133,000,000 to 185,000,000.

(e)	Except as contemplated by this Agreement, Parent shall not: (i) issue, grant or sell any shares of its capital stock or equity securities of any class, or any options, warrants, conversion or other rights to purchase or acquire any such shares or equity securities or any securities convertible into or exchangeable for such shares or equity securities, except (A) the issuance of options under the terms of the Parent Stock Option Plan as in effect on the date hereof and (B) the issuance of Company Common Stock pursuant to the exercise of Parent Stock Options outstanding on the date hereof; (ii) become a party to any merger, exchange, reorganization, recapitalization, liquidation, dissolution or other similar corporate transaction; or (iii) organize any new subsidiary, acquire any capital stock or other equity securities or other ownership interest in, or assets of, any person or entity or otherwise make any investment by purchase of stock or securities, contributions to capital, property transfer or purchase of any properties or assets of any person or entity.

(f)	Except as contemplated by this Agreement, neither the Company nor Parent, as applicable, shall agree, whether in writing or otherwise, to take any action described in this Section 5.1.

5.2	Full Access. Each Party shall afford to each other Party and its directors, officers, employees, counsel, accountants, investment advisors and other authorized representatives and agents, at such other Party’s expense, reasonable access to its facilities, properties, books and records in order that each such other Party may have full opportunity to make such investigations as it shall desire to make of its affairs; provided, however, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business operations of any Party and such additional financial and operating data and other information as may be reasonably requested, from time to time, shall be furnished if such data or information may be obtained without unreasonable expense; provided, further, that any such investigation shall not affect or otherwise diminish or obviate in any respect any of the representations and warranties of any Party provided herein.

5.3	Confidentiality. Each of the Parties agrees that it will not use, or permit the use of, any of the information relating to any other Party hereto furnished or made available to it in connection with the transactions contemplated herein (“Information”) for any purpose or in any manner other than solely in connection with its evaluation or consummation of the transactions contemplated by this Agreement in a manner that the disclosing Party has approved and shall in no event use or permit the use of any of such Information in a manner or for a purpose detrimental to such other Party, and that they will not disclose, divulge, provide or make accessible (collectively, “Disclose”), or permit the Disclosure of, any of the Information to any Person, other than solely to their responsible directors, officers, employees, investment advisors, accountants, counsel and other authorized representatives and agents (collectively, the “Representatives”) who have a “need to know” to carry out the purposes of this Agreement, except as may be required by judicial or administrative process or, in the opinion of such Party’s regular counsel, by other requirements of Applicable Law; provided, however, that prior to any Disclosure of any Information permitted hereunder, the disclosing Party shall first obtain the recipients’ undertaking to comply with the provisions of this subsection with respect to such Information. Each Party shall instruct its Representatives to observe the terms of this Agreement and shall be responsible for any breach of this Agreement by any of its Representatives. The term “Information” as used herein shall not include any information relating to a Party which the Party receiving such information can show: (i) to have been rightfully in its possession prior to its receipt from another Party hereto; (ii) to be now or to later become generally available to the public through no fault of the receiving party; (iii) to have been received separately by the receiving Party in an unrestricted manner from a Person entitled to disclose such information; or (iv) to have been developed independently by the receiving Party without regard to any Information received in connection with this transaction. Each Party also agrees to promptly return to the Party from whom originally received all original and duplicate copies of materials containing Information and to destroy any summaries, analyses or extracts thereof or based thereon (whether in hard copy form or intangible media) should the transactions contemplated herein not occur. A Party shall be deemed to have satisfied its obligations to hold the Information confidential if it exercises the same care as it takes with respect to its own similar information, which shall in no event be less than reasonable care. The provisions of this Section 5.3 shall survive indefinitely any termination of this Agreement.

5.4	Filings; Consents; Removal of Objections. Subject to the terms and conditions herein, the Parties shall use commercially reasonable efforts to take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable under Applicable Laws to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, including without limitation obtaining all Consents of any Person, whether private or governmental, required in connection with the consummation of the transactions contemplated herein. In furtherance, and not in limitation of the foregoing, it is the intent of the Parties to consummate the transactions contemplated herein at the earliest practicable time, and they respectively agree to exert commercially reasonable efforts to that end, including without limitation: (a) the removal or satisfaction, if possible, of any objections to the validity or legality of the transactions contemplated herein; and (b) the satisfaction of the conditions to consummation of the transactions contemplated hereby.

5.5	Further Assurances; Cooperation; Notification.

(a)	Each Party shall, before, at and after Closing, execute and deliver such instruments and take such other actions as the other Party or Parties, as the case may be, may reasonably require in order to carry out the intent of this Agreement including the satisfaction of all conditions contained in Articles 6 and 7 of this Agreement.

(b)	Between the date hereof and the Closing, the Parties shall cooperate with each other to promptly develop plans for the management of the businesses Parent and the Surviving Corporation after the Closing, including without limitation plans relating to productivity, marketing, operations and improvements, and the Parties shall further cooperate with each other to provide for the implementation of such plans as soon as practicable after the Closing. Between the date hereof and the Closing, subject to Applicable Law, the Parties shall confer with each other on a regular and reasonable basis to report on material operational matters and the general status of ongoing operations of such Party.

(c)	At all times from the date hereof until the Closing, each Party shall promptly notify the other in writing of the occurrence of any event which it reasonably believes will or is reasonably likely to result in a failure by such Party to satisfy the conditions specified in Articles 6 or 7 of this Agreement.

5.6	Information Statement; Proxy Statement; Registration Statement.

(a)	Parent shall cooperate with the Company in order to timely assist in the preparation, as soon as reasonably practicable, of the Information Statement. The Company shall use all reasonable efforts to cause the Information Statement (together with either written consent resolutions for execution by the Stockholders or forms of proxy) to be mailed to the Stockholders as soon as reasonably practicable following the date hereof, with the date of mailing as mutually determined by the Company and Parent.

(b)	The Company shall cooperate with Parent in order to timely assist in the preparation and filing with the SEC, as soon as reasonably practicable, of the Proxy Statement and Registration Statement. The Company shall use all reasonable efforts to cause the definitive Proxy Statement (together with either written consent resolutions for execution by the Stockholders or forms of proxy) to be mailed to the Stockholders as soon as reasonably practicable following effectiveness of the Registration Statement of which the Proxy Statement is a part, with the date of mailing as mutually determined by the Company and Parent.

(c)

Parent shall, with the cooperation of the Company, prepare and file, as soon as reasonably practicable, a registration statement under the Securities Act registering the shares of Parent Common Stock to be issued in the Merger (the “Registration Statement”), which Registration Statement shall include the Proxy Statement. Parent will use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly thereafter as practicable. Parent shall also take any action required to be taken under state blue sky or securities laws in connection with the issuance of Parent Common Stock pursuant to the Merger. The Company shall furnish to Parent all information concerning the Company and the holders of its capital stock, and shall take such other reasonable action and otherwise cooperate, as Parent may reasonably request in connection with any such action.

(d)	Parent shall notify the Company promptly of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or the receipt of comments of the SEC with respect to the transactions contemplated hereby and of any request by the SEC for amendments or supplements to the Registration Statement, and shall provide the Company with an opportunity to participate in the response of Parent to such comments. Parent shall supply the Company with copies of all correspondence with the SEC with respect to the transactions contemplated hereby.

(e)	If at any time prior to the Effective Time, any event should occur relating to the Company or the Company’s officers or directors that is required to be described in an amendment or supplement to the definitive Proxy Statement or the Registration Statement, the Company shall promptly inform Parent. If at any time prior to the Effective Time, any event shall occur relating to Parent or Merger Subsidiary or their respective officers or directors that is required to be described in an amendment or supplement to the definitive Proxy Statement or the Registration Statement, Parent shall promptly inform the Company. Whenever any event occurs that should be described in an amendment of, or supplement to, the definitive Proxy Statement or the Registration Statement, the Company or Parent, as the case may be, shall, upon learning of such event, promptly notify the other and consult and cooperate with the other in connection with the preparation of a mutually acceptable amendment or supplement. The Parties shall promptly file such amendment or supplement with the SEC and mail such amendment or supplement as soon as practicable after it is cleared by the SEC.

(f)	In addition, the Parties shall cooperate with one another regarding the preparation of any filings with the SEC that may be required under the Exchange Act.

5.7	Stockholder Meetings or Communication with Stockholders.

(a)	Following effectiveness of the Registration Statement, the Company shall, in accordance with Applicable Law and its Certificate of Incorporation and Bylaws, solicit the written consent resolutions of its stockholders approving and adopting the agreement of merger (as such term is used in Section 251 of the DGCL) set forth in this Agreement and approving the Merger and the other matters appurtenant thereto.

(b)	Parent shall, in accordance with Applicable Law and its Articles of Incorporation and Bylaws, duly call, give notice of, convene and hold an annual meeting (as the same may be duly adjourned, the “Parent Annual Meeting”) of its stockholders for the purpose of approving (i) an amendment to its Articles of Incorporation to increase its authorized capital stock, (ii) an amendment to its Articles of Incorporation to change its name as of the Effective Time to such name as may be mutually agreed by the Parties following the date hereof, (iii) an amendment to the Parent Stock Option Plan to increase the number of shares authorized for issuance under such Plan, as determined in accordance with Section 5.16, (iv) an increase in the number of members on the Parent Board of Directors to seven, (v) the election of seven Persons to serve as directors of Parent from and after the Effective Time, and (vi) the issuance of Parent Common Stock in connection with the Merger. Parent agrees to use its reasonable efforts to cause the Parent Annual Meeting to occur within 60 days after the date on which the Registration Statement becomes effective, but, if incorporation by reference is relied upon in the Registration Statement, not earlier than 20 business days after the date the Proxy Statement is first mailed to Parent’s shareholders. Parent shall include in the Proxy Statement the recommendation of the Parent Board of Directors that its shareholders vote in favor of the six items listed above.

5.8	Update Disclosure; Breaches. The Company shall use commercially reasonable efforts to give prompt notice to Parent, and Parent shall use commercially reasonable efforts to give prompt notice to the Company, to the extent that either acquires actual knowledge of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue in any material respect and (b) any failure of Parent, Merger Subsidiary or Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice. Notwithstanding the foregoing, provided that, from the date of this Agreement until the Closing, no action taken by the Company in compliance with the Operating Budget, or otherwise taken in accordance with the prior written consent of Parent’s Chief Executive Officer, shall be deemed to result in a Material Adverse Effect of the Company.

5.9	No Solicitation.

(a)	Each Party agrees (i) it and its authorized representatives will negotiate exclusively with the other Party hereto and its authorized representatives regarding the transaction contemplated hereby and will not, directly or indirectly, encourage or solicit the submission of, entertain inquiries, proposals or offers from, or enter into any agreement or negotiate with any Person (other than the Parties) for the sale, acquisition or other combination of any Party (whether by merger, combination, sale of assets, sale of stock or otherwise) or other disposition of assets or technology (an “Alternative Transaction”) other than, solely with respect to dispositions of assets or technology, in the ordinary course of business, and (ii) it will not furnish to any Person (other than the Parties) any information with respect to any Alternative Transaction. Each Party agrees to take all reasonably necessary steps to promptly inform any Person who inquires of such Party regarding a potential Alternative Transaction of the obligations undertaken in this Section 5.9. Each Party agrees to promptly inform the other Parties of any such inquiry from any Person, including the material terms thereof (including without limitation, any terms regarding price) and the identity of the Person making such inquiry, and to keep the other Parties informed, on a current basis, of the status and terms of any such proposed Alternative Transaction.

(b)	Neither the Parent Board of Directors nor the Company Board of Directors shall (i) (A) withdraw (or modify or qualify in any manner adverse to the other Party) its approval, recommendation or declaration of advisability of this Agreement, the Merger or any of the transactions contemplated hereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Alternative Transaction or (C) resolve, agree or propose to take any such actions (each such action set forth in this Section 5.9(b)(i), a “Change in Recommendation”), or (ii) cause or permit Parent or the Company, as the case may be, to enter into any Contract constituting or related to, or which is intended to or is reasonably likely to lead to, any Alternative Transaction (an “Alternative Transaction Agreement”).

(c)

Notwithstanding Sections 5.9(a) and 5.9(b), prior to the receipt of approval by the shareholders of Parent of the transactions contemplated by this Agreement, the Parent Board of Directors may (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited proposal of an Alternative Transaction regarding Parent that the Parent Board of Directors reasonably believes in good faith constitutes or would be expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to Parent pursuant to an executed confidentiality agreement, (iii) following receipt of and on account of a Superior Proposal, make a Change in Recommendation, and/or (iv) take any action that any court of competent jurisdiction orders Parent to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Parent Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause Parent Board of Directors to be in breach of its fiduciary duties under Applicable Law. In no event shall the Parent Board of Directors (i) make a Change in

Recommendation or (ii) enter into an Alternative Transaction Agreement, without first delivering written notice to the Company at least five Business Days in advance thereof (in each case, a “Section 5.9 Notice”).

(d)	Nothing contained herein shall prohibit Parent from providing accurate disclosure (and such disclosure shall not be deemed to be a Change in Recommendation) of factual information regarding the business, financial condition or results of operations of Parent or the fact that a proposal regarding an Alternative Transaction has been made, the identity of the Person making such proposal, the position of the Parent Board of Directors with respect to such proposal or the material terms of such proposal in the Proxy Statement, Registration Statement or otherwise, to the extent that Parent in good faith determines that such information, facts, identity, position or terms is required to be disclosed under Applicable Law.

5.10	Public Announcements. None of the Parties shall make any public announcement with respect to the transactions contemplated herein without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed, except as required by Applicable Law, rule or regulation. The Parties shall maintain this Agreement and the terms hereof in strict confidence, and no Party shall disclose this Agreement or any of its terms to any third party unless specifically ordered to do so by a court of competent jurisdiction after consulting with the other Parties or unless required by Applicable Law or regulation including, but not limited to, the rules and regulations of the Securities and Exchange Commission. Notwithstanding the foregoing, the Parties may, on a confidential basis, advise and release information regarding the existence and content of this Agreement or the transactions contemplated hereby to their respective Affiliates or any of their agents, accountants, attorneys and prospective lenders or investors in connection with or related to the transactions contemplated by this Agreement.

5.11	State Takeover Statutes. Parent and the Company and their respective Boards of Directors shall (a) take all reasonable actions necessary to ensure that no “Fair Price,” “Control Share Acquisition,” “Business Combination” or other anti-takeover statute, or similar statute or regulation, is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby or thereby and (b) if any “Fair Price,” “Control Share Acquisition,” “Business Combination” or other anti-takeover statute, or similar statute or regulation, becomes applicable to this Agreement, the Merger or any other transaction contemplated hereby or thereby, grant such actions and take all reasonable action necessary to ensure that the Merger and the other transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated hereby and thereby.

5.12	Stockholder Litigation. The Parties shall cooperate and consult with one another, to the fullest extent possible, in connection with any stockholder litigation against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement. In furtherance of and without in any way limiting the foregoing, each of the Parties shall use its respective reasonable best efforts to prevail in such litigation so as to permit the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement. Notwithstanding the foregoing, no Party shall compromise or settle any litigation commenced against it or its directors or officers relating to this Agreement or the transactions contemplated hereby (including the Merger) without the prior written consent of each other Party.

5.13

Parent Board of Directors. In the Proxy Statement, the Parent Board of Directors shall nominate a slate of seven persons to serve as directors of Parent as of the Effective Time and conditioned upon the Closing of the Merger which slate shall include (a) two members of the Parent Board of Directors prior to the Merger, (b) Jamie M. Grooms, Karen Zaderej and John Harper or, if any such person is unable or unwilling to serve as a director of Parent, then such other Person or Persons as may be designated by the Company and be reasonably acceptable to Parent, and (c) Mark Gold and Joe Mandato or, if any such person is unable or unwilling to serve as a director of Parent, then such other Person or Persons as may be designated by the holders of a majority of the principal amount of the Investor Notes and be reasonably acceptable to Parent.

At and as of the Effective Time, the Parent Board of Directors shall also cause Mr. Grooms to be elected as Interim Chairman of the Parent Board of Directors or, if Mr. Grooms is unable or unwilling to serve in such position, then such other member of the Parent Board of Directors as Parent shall choose in its discretion, and cause the two members of the Parent Board of Directors who were on the Board prior to the Effective Time to serve as Chairs of the Audit Committee and Compensation Committee of the Board as of the Effective Time. Parent and Company agree that the first annual meeting of Parent shareholders and election of Parent directors to be held after the Effective Time shall occur between March 31, 2012 and October 1, 2012, and that the nominees for director of Parent to be elected at that meeting shall be determined by the Parent Board of Directors in the ordinary course prior to that meeting with no obligation to nominate or renominate any particular Person for election to the Parent Board of Directors.

5.14	Restrictions on Transfer of Parent Common Stock. Parent and the Company agree to cause each Person who will be a director, officer or holder of more than 5% of the Parent Common Stock to be outstanding after the Merger (each such person, a “Restricted Stockholder”) to execute and deliver to Parent on or prior to the Closing Date a Share Transfer Restriction Agreement, in the form mutually agreed upon by Parent and the Company (the “Share Transfer Restriction Agreement”), which Share Transfer Restriction Agreement shall contain, among others, the following restrictions:

(a)	In no event will any Restricted Stockholder sell, transfer, assign, pledge, hypothecate or otherwise dispose of (“Transfer”) all or any portion of the shares of Parent Common Stock beneficially owned by such Restricted Stockholder immediately after the Merger prior to the six-month anniversary of the Closing Date (the “Initial Lock-Up Period”).

(b)	During the six-month period following the Initial Lock-Up Period, this transfer restriction shall lapse with respect to 50% of the shares of Parent Common Stock beneficially owned by such Restricted Stockholder immediately after the Merger.

(c)	On the date that is the one-year anniversary of the Closing Date, this transfer restriction shall lapse with respect to the remaining portion of shares of Parent Common Stock beneficially owned by such Restricted Stockholder immediately after the Merger.

5.15	Company Benefit Plans. Except as otherwise set forth in Section 5.16, Parent shall assume or shall cause the Surviving Corporation to assume all Plans of the Company, which shall continue in accordance with their terms following the Effective Time.

5.16	Stock Option Plans. The Company shall use commercially reasonable efforts to cause all appropriate action to be taken to terminate the Company Stock Option Plan, as of the Effective Time. Parent and the Company agree to cause to be amended prior to the Effective Time the Parent Stock Option Plan for the benefit of the employees and other service providers of Parent and the Surviving Corporation. As of the Effective Time, all outstanding Company Stock Options shall be assumed and converted in accordance with Section 2.1(c) above into stock options to purchase Parent Common Stock under the Parent Stock Option Plan. As of the Effective Time, a number of shares of Parent Common Stock equal to the sum of (a) 15% of Post-Closing Parent Shares, plus (b) the number of shares of Parent Common Stock reserved for issuance pursuant to each outstanding Parent Stock Option, plus (c) the number of shares of Parent Common Stock to be reserved for issuance pursuant to each outstanding Company Stock Option, shall be reserved for issuance under the Parent Stock Option Plan.

5.17	Company Warrants. The Company shall use commercially reasonable efforts to cause all holders of Company Warrants to, not later than 15 days prior to the Effective Time, agree in writing that any Company Warrants outstanding as of the Effective Time shall be cancelled in accordance with Section 2.1(c), it being understood that such cancellation may be subject, in certain instances, to satisfaction of the condition described in Section 6.13 hereof.

5.18

Parent Capitalization. Parent shall not issue any shares of capital stock or grant or award any options, warrants or other rights to acquire Parent Common Stock on or after the date of this Agreement and prior to the Effective Time or termination of this Agreement in accordance with its terms; except pursuant to the exercise of any option outstanding on the date hereof. Notwithstanding the foregoing, Parent shall have the right to declare a cash dividend on the outstanding shares of Parent Common Stock at any time prior to the Effective Time only to the extent that the declaration and payment of such dividend does not interfere in any way with Parent’s ability to satisfy the condition set forth in Section 7.11.

5.19	Permissible Investment. Each of the Parties acknowledges and agrees that, at or immediately after the Effective Time, up to $2.0 million of additional capital may be invested in Parent by certain investors, which may include Parent. To the extent any such additional investment shall be made by Persons other than Parent, such investor shall purchase shares of Parent Common Stock at the Investor Stock Purchase Price (after taking into account the adjustment described in the next sentence). To the extent any such additional investment is to be made by Parent, it shall be effected by increasing the amounts of the Agreed Upon Value of Parent and the Agreed Upon Value of Parent Post-Merger by the amount of such investment by Parent and then adjusting all definitions in Article 10 that are impacted by the foregoing changes to such agreed upon values so that such definitions reflect these changes. The Persons making such investments and the amounts to be invested must be determined prior to the filing of the Registration Statement.

5.20	Affiliate Letters. Within 10 Business Days after the date of this Agreement, the Company shall deliver to Parent a letter identifying all Persons who are to the Company’s knowledge “affiliates” of the Company as defined in Rule 405 under the Securities Act. The Company shall use reasonable efforts to cause each such Person to deliver to Parent, prior to the Effective Time, a written agreement covering Rule 145 matters in customary form and reasonably acceptable to Parent and the Company.

ARTICLE 6

CONDITIONS TO PARENT’S AND MERGER SUBSIDIARY’S OBLIGATIONS

The obligation of Parent and Merger Subsidiary to effect the transactions contemplated herein shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived by Parent:

6.1	Representations and Warranties. The representations and warranties of the Company shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date, and it being understood that, in determining the accuracy of such representations and warranties for purposes of this Section 6.1 and except as otherwise specifically set forth herein, any disclosure made pursuant to Section 5.8 shall be disregarded), provided that this condition shall be deemed satisfied unless any and all inaccuracies in the representations and warranties of the Company, in the aggregate, result in a Material Adverse Effect with respect to the Company.

6.2	Performance. The Company shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by the Company on or prior to the Closing.

6.3	Filed Certificate of Merger. The Certificate of Merger shall have been filed with the Secretary of State of Delaware.

6.4	Required Approvals and Consents.

(a)	All action required by Applicable Law and otherwise to be taken by the Board of Directors of the Company and the Stockholders to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken.

(b)	All action required by Applicable Law and otherwise to be taken by the shareholders of Parent to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken.

(c)	All Consents of or from all Governmental Authorities required hereunder to consummate the transactions contemplated herein, and those Consents of or from all Persons other than Governmental Authorities set forth on Schedule 6.4(c) shall have been delivered, made or obtained, and Parent shall have received copies thereof.

(d)	Any and all filings and submissions required under any laws or regulations applicable to Parent for the consummation of the transactions contemplated by this Agreement shall have been timely made, and a response satisfactory to Parent shall have been received, or Parent shall be satisfied with the lack of any response, and all applicable statutory waiting periods shall have elapsed.

6.5	No Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any Governmental Authority or other person or entity shall have been instituted or threatened that (a) questions the validity or legality of the transactions contemplated hereby, or (b) is reasonably expected either individually or in the aggregate, to have a Material Adverse Effect on the Company.

6.6	Legislation. No Applicable Law shall have been enacted which prohibits, restricts or delays the consummation of the transactions contemplated hereby or any of the conditions to the consummation of such transaction.

6.7	No Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect on the Company, and Parent shall not have discovered any fact, event or circumstance which has not been disclosed to Parent in the Disclosure Schedule as of the date of this Agreement which has had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

6.8	Certificates. Parent shall have received such certificates of the Company’s officers, in a form and substance reasonably satisfactory to Parent, dated the Closing Date, to evidence compliance with the conditions set forth in this Article 6 and such other matters as may be reasonably requested by Parent.

6.9	Other Receipts; Good Standing. Parent shall have received (a) copies of the Certificate of Incorporation, or similar governing document of the Company, certified by the Secretary of State of the State of Delaware, and (b) Certificates of Good Standing (or their equivalent) with respect to the Company from the Secretary of State of the State of Delaware and from the Secretary of State of the State of Florida.

6.10	Exchange Agreement. The Company and Exchange Agent shall have executed and delivered the Exchange Agreement in a form reasonably acceptable to the parties thereto.

6.11	Share Transfer Restriction Agreements. Each of the Restricted Stockholders who were affiliated with the Company prior to the Merger shall have executed and delivered the Share Transfer Restriction Agreement.

6.12	Dissenting Shares. No more than 2.5% of the issued and outstanding shares of Company Capital Stock (determined on an as-converted-basis as of immediately prior to the Effective Time) shall be Dissenting Shares.

6.13	Company Debt. On or prior to the Closing Date, the Company shall have (i) amended its existing debt agreement due and payable as of the end of September 2011 or (ii) entered into an agreement with a new lender (or lenders) to refinance such debt agreement, upon terms consistent with those set forth on Schedule 6.13.

6.14	Conversion of Company Securities. All shares of Company Preferred Stock shall have been converted into shares of Company Common Stock, and all dividends waived thereon, prior to the Effective Time (the “Company Preferred Stock Conversion”). The Bridge Notes, and all accrued interest thereon, shall have been converted into shares of Company Common Stock in accordance with their terms prior to the Effective Time.

6.15	Company Tax Certificate. The Company shall have delivered to Dorsey & Whitney LLP the Company Tax Certificate, dated as of the Closing Date, signed by an authorized officer of the Company in his capacity as an officer of the Company.

6.16	Tax Opinion. Parent shall have received an opinion dated as of the Closing Date from Dorsey & Whitney LLP to the effect that the Merger will be for federal income tax purposes, a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Subsidiary, and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code (such opinion, the “Tax Opinion”). The Tax Opinion shall be prepared on the basis of certain assumptions set forth therein, as well as certain representations, warranties and covenants reasonably requested by Dorsey & Whitney LLP and set forth in officer’s certificates received from each of the Company (the “Company Tax Certificate”) and Parent (the “Parent Tax Certificate”). The Company’s counsel shall have a reasonable opportunity to review the Tax Opinion and provide comment before the Closing Date. Parent and the Company shall cooperate in good faith in the preparation of the Company Tax Certificate and the Parent Tax Certificate.

6.17	Form S-4. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material “blue sky” and other state securities laws applicable to the registration and qualification of Parent Common Stock issuable or required to be reserved for issuance pursuant to this Agreement shall have been complied with.

6.18	Affiliates’ Letters. Parent shall have received a letter from each Affiliate of the Company specified Section 5.20 hereof.

ARTICLE 7

CONDITIONS TO COMPANY’S OBLIGATIONS

The obligation of the Company to effect the transactions contemplated herein shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived by the Company:

7.1	Representations and Warranties. The representations and warranties of Parent and Merger Subsidiary contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), provided that this condition shall be deemed satisfied unless any and all inaccuracies in the representations and warranties of Parent and Merger Subsidiary, in the aggregate, result in a Material Adverse Effect with respect to Parent or Merger Subsidiary.

7.2	Performance. Parent and Merger Subsidiary shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by Parent and Merger Subsidiary at or prior to the Closing.

7.3	Filed Certificate of Merger. The Certificate of Merger shall have been filed with the Secretary of State of Delaware.

7.4	Required Approvals and Consents.

(a)	All action required by Applicable Law and otherwise to be taken by the Board of Directors of the Company and the Stockholders to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken.

(b)	The Boards of Directors of Parent and Merger Subsidiary and Parent, as sole stockholder of Merger Subsidiary, shall have approved the transactions contemplated hereby, and all action required by Applicable Law and otherwise to be taken by Parent and the shareholders of Parent to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken.

(c)	All Consents of or from all Governmental Authorities required hereunder to consummate the transactions contemplated herein, and those Consents of or from all Persons other than Governmental Authorities set forth on Schedule 6.4(c) shall have been delivered, made or obtained, and Parent shall have received copies thereof.

(d)	Any and all filings and submissions required under any laws or regulations applicable to Parent for the consummation of the transactions contemplated by this Agreement shall have been timely made, and a response satisfactory to the Company shall have been received, or the Company shall be satisfied with the lack of any response, and all applicable statutory waiting periods shall have elapsed.

7.5	No Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any Governmental Authority or other Person shall have been instituted or threatened that (a) questions the validity or legality of the transactions contemplated hereby, or (b) which is reasonably expected either individually or in the aggregate, to have a Material Adverse Effect on Parent or Merger Subsidiary. Parent shall not have received any communication from a third party relating to the Parent Intellectual Property Agreements or any agreement entered into by Parent pursuant to which Parent Intellectual Property (or former Parent Intellectual Property) was sold, licensed, assigned or the subject of a covenant.

7.6	Legislation. No Applicable Law shall have been enacted which prohibits, restricts or delays the consummation of the transactions contemplated hereby or any of the conditions to the consummation of such transaction.

7.7	No Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect on Parent or Merger Subsidiary, and the Company shall not have discovered any fact, event or circumstance which has not been disclosed to the Company as of the date of this Agreement which has had, or would reasonably be expected to have, a Material Adverse Effect on Parent or Merger Subsidiary.

7.8	Certificates. Parent shall have furnished the Company with such certificates of Parent’s and Merger Subsidiary’s officers, in a form and substance reasonably acceptable to the Company, dated the Closing Date, to evidence compliance with the conditions set forth in this Article 7 and such other matters as may be reasonably requested by the Company.

7.9	Other Receipts; Good Standing. The Company shall have received (a) copies of the Articles of Incorporation or Certificate of Incorporation, as applicable, or similar governing document of Parent and Merger Subsidiary, certified by the Secretary of State of the state of incorporation of Parent and Merger Subsidiary, and (b) a Certificate of Good Standing with respect to Parent from the Secretary of State of Minnesota and a Certificate of Good Standing with respect to Merger Subsidiary from the Secretary of State of Delaware.

7.10	Exchange Agreement. Parent and the Exchange Agent shall have executed and delivered the Exchange Agreement in a form reasonably acceptable to the parties thereto.

7.11	Share Transfer Restriction Agreements. Each of the Restricted Stockholders who were affiliated with Parent prior to the Merger shall have executed and delivered the Share Transfer Restriction Agreement.

7.12	Dissenting Shares. No more than 2.5% of the issued and outstanding shares of Company Capital Stock (determined on an as-converted-basis as of immediately prior to the Effective Time) shall be Dissenting Shares.

7.13	Parent Closing Funds. As of the Closing, Parent shall have Parent Closing Funds of not less than $10.5 million, and Parent shall have furnished the Company with a certificate of Parent’s Chief Financial Officer, in a form reasonably satisfactory to the Company, dated as of the Closing Date, to such effect.

7.14	Conversion of Company Preferred Stock. The Company Preferred Stock Conversion shall have occurred.

7.15	Parent Tax Certificate. The Parent shall have delivered to Dorsey & Whitney LLP the Parent Tax Certificate, dated as of the Closing Date, signed by an authorized officer of Parent in his capacity as an officer of Parent.

7.16	Tax Opinion. Parent shall have received the Tax Opinion.

7.17	Form S-4. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material “blue sky” and other state securities laws applicable to the registration and qualification of Parent Common Stock issuable or required to be reserved for issuance pursuant to this Agreement shall have been complied with.

ARTICLE 8

TERMINATION

8.1	Methods of Termination. Subject to the other provisions of this Article 8, this Agreement may be terminated and the transactions contemplated herein may be abandoned at any time notwithstanding approval thereof by the Stockholders, at any time prior to the Closing:

(a)	By mutual written consent of Parent, Merger Subsidiary and the Company; or

(b)	By Parent and Merger Subsidiary on or after the Termination Date, if any of the conditions provided for in Article 6 of this Agreement have not been reasonably satisfied or waived in writing by Parent prior to such date (unless the failure to satisfy such condition results primarily from a breach by Parent or Merger Subsidiary of any representation, warranty or covenant contained in this Agreement); or

(c)	By the Company on or after the Termination Date, if any of the conditions provided for in Article 7 of this Agreement have not been reasonably satisfied or waived in writing by the Company prior to such date (unless the failure to satisfy such condition results primarily from a breach by the Company of any representation, warranty or covenant contained in this Agreement); or

(d)	By Parent and Merger Subsidiary if there has been a material breach of any representation, warranty, covenant or agreement which remains uncured for 30 days after written notice thereof, or which breach, by its nature, cannot be cured prior to the Closing, on the part of the Company set forth in this Agreement; or

(e)	By the Company if there has been a material breach of any representation, warranty, covenant or agreement which remains uncured for 30 days after written notice thereof, or which breach, by its nature, cannot be cured prior to the Closing, on the part of Parent or Merger Subsidiary set forth in this Agreement; or

(f)	By any Party if any court of competent jurisdiction or any other Governmental Authority has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action has become final and non-appealable; or

(g)	By Parent upon written notice to the Company if the Board of Directors of the Company withdraws, modifies or changes its recommendation regarding the approval of this Agreement or the Merger in a manner adverse to Parent; or

(h)	By the Company upon written notice to Parent following receipt by the Company of a Section 5.9 Notice.

8.2	Procedure Upon Termination. In the event of termination of this Agreement and abandonment of the Merger pursuant to Section 8.1, written notice thereof will forthwith be given to the other Party or Parties, and the transactions contemplated herein will be abandoned, without further action by any Party hereto.

8.3	Effect of Termination. If this Agreement is terminated as provided herein:

(a)	each Party will, upon request, return all documents, work papers and other material of any other Party (and all copies thereof) relating to the transactions contemplated herein, whether so obtained before or after the execution hereof, to the Party furnishing the same;

(b)	the obligations of Sections 5.3 (Confidentiality), 5.10 (Public Announcements) and 11.3 (Expenses) will continue to be applicable; and

(c)	except as otherwise provided herein to the contrary, no Party hereto shall have any liability to any other Party with respect to this Agreement except for any willful or intentional breach of, or knowing misrepresentation made in, this Agreement occurring prior to termination of this Agreement.

8.4	Survival. The representations and warranties made in Articles III and IV shall not survive beyond the Effective Time.

ARTICLE 9

TAX MATTERS

9.1	Tax-Deferred Reorganization. Prior to the closing, each of the Company, the Stockholders, and the Parent shall use its best efforts to cause the Merger to qualify as a reorganization under Section 368 of the Code, and shall not take any action independent of the transactions contemplated by this Agreement that are reasonably likely to cause the Merger to not so qualify. Parent shall not take, or cause or permit the Surviving Corporation to take, any action after the Closing that would reasonably be expected to cause the Merger not to qualify as a reorganization under Section 368 of the Code unless otherwise required by a Taxing Authority. None of the Company, the Stockholders, or Parent will take any position on any federal income Tax Return that is inconsistent with the treatment of the Merger as a reorganization for U.S. federal income tax purposes as of the Effective Time. The Stockholders, the Company and Parent shall each comply with the record keeping and information reporting requirements of Treasury Regulation Section 1.368-3. Notwithstanding the foregoing, and notwithstanding any statement or inference to the contrary in any other provision of this Agreement or any other agreement contemplated by this Agreement, it is agreed that no Party shall be considered to have made any representation or warranty to any other Party as to the qualification of the transactions contemplated by this Agreement as a reorganization under Section 368 of the Code. Each of the Company and Parent shall use its best efforts to deliver, respectively, the Company Tax Certificate and the Parent Tax Certificate described in Sections 6.16 and 7.15 to Dorsey & Whitney LLP, respectively. Each Party agrees that it has obtained independent tax advice in respect of the proper treatment of the Merger for federal income Tax purposes.

9.2	Transactional Taxes. Notwithstanding any other provision of this Agreement, all transfer, documentary, recording, notarial, sales, use, registration, stamp and other similar Taxes or fees imposed by any Taxing Authority in connection with the transactions contemplated by this Agreement will be borne by Parent.

ARTICLE 10

DEFINITIONS

10.1	Definitions. The following terms, as used herein, have the following meanings:

(a)	“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person, through the ownership of all or part of any Person, or (ii) any Person who may be deemed to be an “affiliate” under Rule 145 of the Securities Act of 1933, as amended.

(b)	“Agreed Upon Value of the Company” means $16.0 million.

(c)	“Agreed Upon Value of Parent” means $10.5 million, subject to adjustment as provided in Section 5.19.

(d)	“Agreed Upon Value of Parent Post-Merger” means $27.5 million, subject to adjustment as provided in Section 5.19.

(e)	“Agreement” shall have the meaning set forth in the Preamble.

(f)	“Alternative Transaction” shall have the meaning set forth in Section 5.9(a).

(g)	“Alternative Transaction Agreement” shall have the meaning set forth in Section 5.9(b).

(h)	“Annual Financial Statements” shall have the meaning set forth in Section 3.8(a).

(i)	“Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state or local common law or duty, case law or ruling, statute, law, ordinance, policy, guidance, rule, administrative interpretation, regulation, code, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority applicable to such Person or any of its Affiliates or Plan Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer’s, director’s, employee’s, consultant’s or agent’s activities on behalf of such Person or any of its Affiliates or Plan Affiliates).

(j)	“Benefit Plan” shall mean any Pension Plan, Welfare Plan or Compensation Plan.

(k)	“Bridge Notes” shall mean those certain Convertible Promissory Notes issued by the Company pursuant to and in accordance with the terms of that certain Convertible Promissory Note and Warrant Purchase Agreement, dated June 11, 2010, as amended to date.

(l)	“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Minneapolis, Minnesota are authorized or required by law to close.

(m)	“Certificate of Merger” shall have the meaning set forth in Section 1.2.

(n)	“Change in Recommendation” shall have the meaning set forth in Section 5.9(b).

(o)	“Closing” shall have the meaning set forth in Section 1.4.

(p)	“Closing Date” shall have the meaning set forth in Section 1.4.

(q)	“Closing Ratio” means the number of shares of Parent Common Stock to be issued in the Merger for each share of Company Common Stock, or a number, calculated to four decimal points, equal to the quotient obtained by dividing (i) the Merger Consideration Shares (i.e., 7,267,087 shares) by (ii) the Fully Diluted Company Shares (i.e., 181,881,791 shares), or 0.03995500.

(r)	“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code, part 6 of Title I of ERISA and applicable regulations issued thereunder.

(s)	“Code” shall have the meaning set forth in the Recitals.

(t)	“Company” shall have the meaning set forth in the Preamble.

(u)	“Company Board of Directors” shall mean the board of directors of the Company at any given time.

(v)	“Company Capital Stock” means Company Common Stock and Company Preferred Stock.

(w)	“Company Certificate” and “Company Certificates” shall mean, individually and collectively, any certificate representing either shares of Company Common Stock or shares of Company Preferred Stock.

(x)	“Company Common Stock” means the common stock, $.00001 par value, of the Company.

(y)	“Company Intellectual Property” shall have the meaning set forth in Section 3.23(a).

(z)	“Company Preferred Stock” means the Series A Convertible Preferred Stock, $.00001 per share par value, the Series B Convertible Preferred Stock, $.00001 per share par value, the Series C Convertible Preferred Stock, $.00001 per share par value, and the Series D Convertible Preferred Stock, $.00001 per share par value, of the Company.

(aa)	“Company Preferred Stock Conversion” shall have the meaning set forth in Section 6.14.

(bb)	“Company Securities” shall have the meaning set forth in Section 3.4.

(cc)	“Company Special Meeting” shall have the meaning set forth in Section 5.7(a).

(dd)	“Company Stock Option” means an option to purchase a share of the Company’s Common Stock granted pursuant to the Company Stock Option Plan.

(ee)	“Company Stock Option Plan” means the AxoGen Corporation 2002 Stock Option Incentive Plan, as amended.

(ff)	“Company Stockholder Percentage” means the percentage of the Post-Closing Parent Shares to be held by the pre-Merger stockholders of the Company following the Merger, or the Agreed Upon Value of the Company (i.e., $16.0 million) divided by the Agreed Upon Value of Parent Post-Merger (i.e., $27.5 million), or 58.181818%.

(gg)	“Company Tax Certificate” shall have the meaning set forth in Section 6.16.

(hh)	“Company Warrants” means those warrants described in subsection (h) of Section 3.4 the Disclosure Schedule.

(ii)	“Compensation Plan” means any material benefit or arrangement that is not either a Pension Plan or a Welfare Plan, including, without limitation, (i) each employment or consulting agreement, (ii) each arrangement providing for insurance coverage or workers’ compensation benefits, (iii) each bonus, incentive bonus or deferred bonus arrangement, (iv) each arrangement providing termination allowance, severance or similar benefits, (v) each equity compensation plan, (vi) each current or deferred compensation agreement, arrangement or policy, (vii) each compensation policy and practice maintained by the Company or any ERISA Affiliate of the Company covering the employees, former employees, directors and former directors of the Company and the beneficiaries of any of them, and (viii) each agreement, arrangement or plan that provides for the payment of compensation to any person who provides services to the Company and who is not an employee, former employee, director or former director of the Company.

(jj)	“Consent” or “Consents” shall have the meaning set forth in Section 3.6.

(kk)	“Contracts” means all contracts, agreements, options, leases, licenses, sales and accepted purchase orders, commitments and other instruments of any kind, whether written or oral, to which the Company is a party on the Closing Date, including the Scheduled Contracts.

(ll)	“Department” shall have the meaning set forth in Section 3.24(b).

(mm)	“DGCL” shall have the meaning set forth in Section 1.1.

(nn)	“Disclose” shall have the meaning set forth in Section 5.3.

(oo)	“Disclosure Schedule” shall have the meaning set forth in the preamble to Article 3.

(pp)	“Dissenting Shares” shall have the meaning set forth in Section 2.2.

(qq)	“DOL” means the United States Department of Labor.

(rr)	“Effective Time” shall have the meaning set forth in Section 1.2.

(ss)	“Employee” shall have the meaning set forth in Section 3.23(a).

(tt)	“Endo” shall have the meaning set forth in Section 4.13(a).

(uu)	“Environmental Costs” shall have the meaning set forth in Section 3.26(a).

(vv)	“Environmental Law” shall have the meaning set forth in Section 3.26(a).

(ww)	“ERISA” shall have the meaning set forth in Section 3.23(a).

(xx)	“ERISA Affiliates” shall have the meaning set forth in Section 3.23(a).

(yy)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(zz)	“Exchange Agent” shall have the meaning set forth in Section 2.3(a).

(aaa)	“Exchange Agreement” shall have the meaning set forth in Section 2.3(a).

(bbb)	“Exchange Fund” shall have the meaning set forth in Section 2.3(a).

(ccc)	“FDA” means the United States Food and Drug Administration.

(ddd)	“FDCA” means the Federal Food, Drug and Cosmetic Act (including the rules and regulations of the FDA promulgated thereunder).

(eee)	“Fully Diluted Company Shares” means 181,881,791 shares of Company Common Stock, or the total number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time plus all shares of Company Common Stock issuable as of immediately prior to the Effective Time upon conversion of (x) all outstanding shares of Company Preferred Stock, (y) the Investor Notes and (z) the Bridge Notes and all accrued interest thereon, and upon exercise of all (i) outstanding Company Stock Options and (ii) Company Stock Options reserved for issuance under the Company Stock Option Plan, in each case without regard to whether or not such Company Preferred Stock or Company Stock Option is then convertible or exercisable in accordance with its terms.

(fff)	“Fully Diluted Parent Shares” means 4,769,026 shares of Parent Common Stock or the total number of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time plus all shares of Parent Common Stock issuable immediately prior to the Effective Time upon exercise of all outstanding Parent Stock Options, without regard to whether or not any such Parent Stock Option is then exercisable in accordance with its terms.

(ggg)	“GAAP” means generally accepted accounting principles in the United States.

(hhh)	“Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

(iii)	“Governmental Authorization” means any approval, consent, license, permit, waiver, registration or other authorization that is binding upon the Company and issued, granted, given, made available or otherwise required by any Governmental Authority with jurisdiction over the Company or pursuant to law.

(jjj)	“Governmental Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Authority or arbitrator.

(kkk)	“Government Programs” means Medicare, Medicaid and any other government-sponsored health care program.

(lll)	“Grants” shall have the meaning set forth in Section 3.20.

(mmm)	“Hazardous Materials” shall have the meaning set forth in Section 3.26(a).

(nnn)	“HIPAA” shall have the meaning set forth in Section 3.14.

(ooo)	“HIPAA Privacy, Security and other Administrative Simplification Regulations” means the regulations issued by the U.S. Department of Health and Human Services pursuant to the Health Insurance Portability and Accountability Act of 1996.

(ppp)	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(qqq)	“IDE” shall have the meaning set forth in Section 3.12(g).

(rrr)	“IND” shall have the meaning set forth in Section 3.12(g).

(sss)	“Information” shall have the meaning set forth in Section 5.3.

(ttt)	“Information Statement” shall have the meaning set forth in Section 3.7.

(uuu)	“Initial Lock-Up Period” shall have the meaning set forth in Section 5.14(a).

(vvv)	“Intellectual Property” shall have the meaning set forth in Section 5.25(a).

(www)	“Internet Names” shall have the meaning set forth in Section 5.25(a).

(xxx)	“Investors” shall have the meaning set forth in the Recitals.

(yyy)	“Investor Notes” shall have the meaning set forth in the Recitals.

(zzz)	“Investor Note Conversion Price” means the price at which the principal amount of the Investor Notes will convert into Company Common Stock immediately prior to the Effective Time, or the Agreed Upon Value of the Company (i.e., $16.0 million) divided by the Fully Diluted Company Shares (i.e., 181,881,791 shares), or $0.08796922.

(aaaa)	“Investor Stock Purchase Price” means the price at which the Investors will purchase shares of Parent Common Stock immediately following the Effective Time, or the Agreed Upon Value of Parent (i.e. $10.5 million) divided by the Fully Diluted Parent Shares (i.e. 4,769,026), or $2.2017.

(bbbb)	“IRS” means the Internal Revenue Service.

(cccc)	“Key Patents” shall have the meaning set forth in Section 4.13(b).

(dddd)	“knowledge” means, when used with respect to any Person, the actual knowledge of any officer of such Person after due inquiry.

(eeee)	“Latest Balance Sheet” shall have the meaning set forth in Section 3.8(a).

(ffff)	“Latest Financial Statements” shall have the meaning set forth in Section 3.8(a).

(gggg)	“Liability” or “Liabilities” means any liabilities, obligations or claims of any kind whatsoever whether absolute, accrued or un-accrued, fixed or contingent, matured or un-matured, asserted or unasserted, known or unknown, direct or indirect, contingent or otherwise and whether due or to become due, including without limitation any foreign or domestic tax liabilities or deferred tax liabilities incurred in respect of or measured by any Person’s income, or any other debts, liabilities or obligations relating to or arising out of any act, omission, transaction, circumstance, sale of goods or services, state of facts or other condition which occurred or existed on or before the date hereof, whether or not known, due or payable, whether or not the same is required to be accrued on financial statements or is disclosed on the Disclosure Schedule or the Parent Disclosure Schedule, as applicable.

(hhhh)	“Lien” means, with respect to any property or asset, any mortgage, title defect or objection, lien, pledge, charge, security interest, hypothecation, encumbrance, adverse claim or charge of any kind in respect of such property or asset.

(iiii)	“List” shall have the meaning set forth in Section 3.26(a).

(jjjj)

“Material Adverse Effect” means, with respect to the Company or Parent, in either case as applicable, an individual or cumulative adverse change, condition, event, effect, occurrence, state of facts or development which is, or would reasonably be expected to become, materially adverse to (i) the business, properties, condition (financial or otherwise) or assets of such Party and its Subsidiaries taken as a whole; or (ii) the ability of such Party to consummate the transactions contemplated hereby on a timely basis, other than as a result of (A) changes, conditions or events that are generally applicable to the industry in which the Company, Parent or the Merger Subsidiary, as applicable, operates or the U.S. or global economy in general, or acts of war, armed hostilities or terrorism, (B) the announcement of the transactions contemplated by this Agreement, (C) any natural disasters or acts of God, (D) changes in Applicable Law or U.S. GAAP or interpretations thereof, or (E) solely with respect to the Company, any failure, in and of itself, to meet internal or published projections, forecasts or revenue or earning predictions for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be a Material Adverse Effect).

(kkkk)	“Medical Device” shall have the meaning set forth for the term “device” in the FDCA § 201(h).

(llll)	“Merger” shall have the meaning set forth in Section 1.1.

(mmmm)	“Merger Consideration” shall have the meaning set forth in Section 2.1(b).

(nnnn)	“Merger Consideration Shares” means the aggregate number of shares of Parent Common Stock potentially to be issued to the Stockholders as consideration in the Merger, or the Post-Closing Parent Shares (i.e., 12,490,306 shares) multiplied by the Company Stockholder Percentage (i.e., 58.181818%), or 7,267,087 shares.

(oooo)	“Merger Subsidiary” shall have the meaning set forth in the Preamble.

(pppp)	“Net Cash” means Parent’s cash and cash equivalents as of the Effective Time, less any unpaid transaction costs, any declared but unpaid cash dividends and any expenses or other known Liabilities owing by Parent as of the Effective Time (including any Liability for projected Taxes arising as a result of Parent’s 2011 revenue through the Effective Time after taking into account the projected revenue and expenses of Parent for the full year of 2011 including the revenue and expenses of Company after the Effective Time, all as shall be determined by the Company in good faith no less than two Business Days prior to the Closing Date).

(qqqq)	“Operating Budget” means that certain operating budget for the Company covering the period from the date hereof through the Closing Date which has been delivered by the Company to Parent on the date hereof.

(rrrr)	“Parent” shall have the meaning set forth in the Preamble.

(ssss)	“Parent Annual Meeting” shall have the meaning set forth in Section 5.7(b).

(tttt)	“Parent Board of Directors” shall mean the board of directors of Parent at any given time.

(uuuu)	“Parent Closing Funds” means Net Cash plus the principal amount of any loans outstanding to the Company from Parent as of the Effective Time.

(vvvv)	“Parent Closing Share Price” means the average of the closing sale price (as reported by The OTC Bulletin Board at the end of regular trading) of one share of Parent Common Stock on each of the 60 trading days ending on (and including) the date immediately prior to the Closing Date.

(wwww)	“Parent Common Stock” means the common stock, $0.01 par value per share, of Parent.

(xxxx)	“Parent Contracts” shall have the meaning set forth in Section 4.18.

(yyyy)	“Parent Disclosure Schedule” shall have the meaning set forth in the preamble to Article 4.

(zzzz)	“Parent Employees” shall have the meaning set forth in Section 4.22(a).

(aaaaa)	“Parent ERISA Affiliates” shall have the meaning set forth in Section 4.22(a).

(bbbbb)	“Parent Intellectual Property” shall have the meaning set forth in Section 4.12(a).

(ccccc)	“Parent Intellectual Property Agreements” shall have the meaning set forth in Section 4.13 (a).

(ddddd)	“Parent Latest Financials” shall have the meaning set forth in Section 4.8(b).

(eeeee)	“Parent Permits” shall have the meaning set forth in Section 4.16.

(fffff)	“Parent Plan” shall have the meaning set forth in Section 4.21(a).

(ggggg)	“Parent Products” shall have the meaning set forth in Section 4.14(c).

(hhhhh)	“Parent SEC Reports” shall have the meaning set forth in Section 4.8(a).

(iiiii)	“Parent Securities” shall have the meaning set forth in Section 4.4(a).

(jjjjj)	“Parent Stock Option” means an option to purchase a share of Parent Common Stock granted pursuant to the Parent Stock Option Plan.

(kkkkk)	“Parent Stock Option Plan” means the 2010 Stock Incentive Plan of LecTec Corporation.

(lllll)	“Parent Stockholder Percentage” means the percentage of the Post-Closing Parent Shares to be held by the pre- Merger shareholders of Parent following the Merger, or the Agreed Upon Value of Parent (i.e., $10.5 million) divided by the Agreed Upon Value of Parent Post-Merger (i.e., $27.5 million), or 38.181818%.

(mmmmm)	“Parent Tax Certificate” shall have the meaning set forth in Section 6.16.

(nnnnn)	“Parties” shall have the meaning set forth in the Preamble.

(ooooo)	“Patent Purchase Agreement” shall have the meaning set forth in Section 4.13(a).

(ppppp)	“Patent Purchase Agreement Letters” shall have the meaning set forth in Section 7.18.

(qqqqq)	“Pension Plan” means an “employee pension benefit plan” as such term is defined in Section 3(2) of ERISA.

(rrrrr)	“Permits” shall have the meaning set forth in Section 3.16.

(sssss)

“Permitted Liens” means, as may be applicable to each Party, (i) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, or for Taxes the validity of which are being contested in good faith by appropriate proceedings and which contested Taxes are described on the Disclosure Schedule; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other similar Persons and other Liens imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; (iii) Liens relating to deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade contracts or other similar agreements; (iv) Liens and encumbrances specifically identified in the Latest Balance Sheet; (v) Liens securing executory obligations under any lease that constitutes an “operating lease” under GAAP; (vi) Liens granted in connection with purchase money obligations; (vii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (viii) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (ix) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (x) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation; (xi) any Liens issued in connection with (a) the Convertible Promissory Note and Warrant Purchase Agreement, dated June 11, 2010, by and among the Company and the purchasers party thereto, as amended to date, (b) the first priority Liens in favor of Oxford Finance

LLC, as an agent pursuant to the Loan and Security Agreement, dated April 21, 2008, as amended to date, by and among the Company, Oxford Finance LLC and ATEL Ventures, Inc., and (c) the notes secured under the Security Agreement, dated as of May 3, 2011, given by the Company to Parent; and (xii) other Liens set forth on the Disclosure Schedule.

(ttttt)	“Person” means an individual, corporation, partnership, limited liability company, association, trust, estate or other entity or organization, including a Governmental Authority.

(uuuuu)	“Plan” shall have the meaning set forth in Section 3.23(a).

(vvvvv)	“Plan Affiliate” means, with respect to any Person, any Benefit Plan sponsored by, maintained by or contributed to by such Person, and with respect to any Benefit Plan, any Person sponsoring, maintaining or contributing to such plan or arrangement.

(wwwww)	“Post-Closing Parent Shares” means the Fully Diluted Parent Shares (i.e., 4,769,026 shares) divided by the Parent Stockholder Percentage (i.e., 38.181818%), or 12,490,306 shares of Parent Common Stock.

(xxxxx)	“Product” or “Products” means (i) the Company’s allograft nerve product known as the Avance Nerve Graft™, (ii) the Company’s nerve cuff technology products known as Axoguard Nerve Connector™ and Axoguard Nerve Protector™, and (iii) any product or products that are derived from such technologies.

(yyyyy)	“Program” shall have the meaning set forth in Section 3.13.

(zzzzz)	“Property” shall have the meaning set forth in Section 3.26(a).

(aaaaaa)	“Proxy Statement” shall have the meaning set forth in Section 3.7.

(bbbbbb)	“Registered Company Intellectual Property” shall have the meaning set forth in Section 3.25(d).

(cccccc)	“Registered Parent Intellectual Property” shall have the meaning set forth in Section 4.12(d).

(dddddd)	“Registration Statement” shall have the meaning set forth in Section 5.6(b).

(eeeeee)	“Regulatory Action” shall have the meaning set forth in Section 3.24(a).

(ffffff)	“Release” shall have the meaning set forth in Section 3.26(a).

(gggggg)	“Representatives” shall have the meaning set forth in Section 5.3.

(hhhhhh)	“Restricted Stockholder” shall have the meaning set forth in Section 5.14.

(iiiiii)	“Scheduled Contracts” shall have the meaning set forth in Section 3.22(a).

(jjjjjj)	“Section 5.9 Notice” shall have the meaning set forth in Section 5.9(c).

(kkkkkk)	“Securities Act” means the Securities Act of 1933, as amended.

(llllll)	“SEC” means the Securities and Exchange Commission.

(mmmmmm)	“Share Transfer Restriction Agreement” shall have the meaning set forth in Section 5.14.

(nnnnnn)	“Social Media Names” shall have the meaning set forth in Section 5.25(a).

(oooooo)	“Stockholders” means the Persons who hold of record immediately prior to the Effective Time shares of Company Capital Stock.

(pppppp)	“Subsidiary” or “Subsidiaries” mean each corporation or other legal entity as to which more than 50% of the outstanding equity securities having ordinary voting rights or power at the time of determination is being made is owned or controlled, directly or indirectly, by a Person.

(qqqqqq)	“Superior Proposal” means a bona fide proposal of an Alternative Transaction that the Parent Board of Directors determines in good faith (after consultation with outside legal and financial advisors) is more favorable from a financial point of view to the holders of Parent Common Stock than the transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Superior Proposal, (c) the anticipated timing, conditions and prospects for completion of such Superior Proposal, and (d) the other terms and conditions of such Superior Proposal and the implications thereof for the Parent.

(rrrrrr)	“Surviving Corporation” shall have the meaning set forth in Section 1.1.

(ssssss)	“Tax” or “Taxes” means any federal, state, local and foreign taxes, charges, fees, levies, or other assessments or liabilities of any kind payable to any Governmental Authority, including, without limitation, all net income, alternative, minimum, profits or excess profits, franchise, license, gross income, adjusted gross income, transfer, employment, social security, Medicare, unemployment, withholding, disability, workers’ compensation, payroll, occupation, estimated, severance, real or personal property, ad valorem, sales, use, excise, stamp, value added, service, premium, environmental or other taxes or customs duties, fees, assessments, or charges of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person, and including, without limitation, all interest and penalties thereon, and additions to Tax or additional amounts imposed by Governmental Authority (domestic or foreign) responsible for the imposition of any such tax.

(tttttt)	“Tax Opinion” shall have the meaning set forth in Section 6.16.

(uuuuuu)	“Tax Return” shall mean any return, declaration, report, estimate, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any legal requirement relating to any Tax.

(vvvvvv)	“Taxing Authority” shall mean any Governmental Authority having jurisdiction with respect to any Tax.

(wwwwww)	“Termination Date” shall mean September 26, 2011.

(xxxxxx)	“Third-Party Environmental Claim” shall have the meaning set forth in Section 3.26(a).

(yyyyyy)	“Third-Party Intellectual Property” shall have the meaning set forth in Section 3.23(i).

(zzzzzz)	“Transfer” shall have the meaning set forth in Section 5.14(a).

(aaaaaaa)	“Welfare Plan” means an “employee welfare benefit plan” as such term is defined in Section 3(1) of ERISA (including without limitation a plan excluded from coverage by Section 4 of ERISA).

(bbbbbbb)	“Work Permits” shall have the meaning set forth in Section 3.24(b).

ARTICLE 11

MISCELLANEOUS

11.1	Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) if personally delivered, when so delivered, (b) if mailed, two Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, (c) if given by e-mail, once such notice or other communication is transmitted to the e-mail specified below; provided, however, that such notice or other communication is promptly thereafter mailed in accordance with the provisions of clause (b) above, or (d) if sent through an overnight delivery service in circumstances to which such service guarantees next day delivery, the day following being so sent:

If to the Company:

To: AxoGen, Inc.

13859 Progress Blvd., Suite 100

Alachua, FL 32615

Attn: Karen Zaderej, Chief Executive Officer

Email: kzaderej@axogeninc.com

With a copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Attn: Fahd M.T. Riaz

Email: friaz@morganlewis.com

If to Parent or Merger Subsidiary:

To: LecTec Corporation

1407 South Kings Highway

Texarkana, TX 75501

Attn: Gregory G. Freitag, CEO

Email: ceo@lectec.com

With copies to:

Gregory G. Freitag

909 Kenwood Parkway

Minneapolis, MN 55403

Email: ceo@lectec.com

and

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, MN 55402

Attn: Timothy S. Hearn

Email: Hearn.Tim@dorsey.com

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

11.2	Amendments; No Waivers.

(a)	Subject to Applicable Law, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)	No waiver by a Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

11.3	Expenses. Except as otherwise provided herein, all costs, fees and expenses incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and in closing and carrying out the transactions contemplated hereby shall be paid by the Party incurring such cost or expense; provided that, (i) in the event the Company breaches its agreement in Section 5.9 and the Merger is not consummated, then Parent shall be entitled to reimbursement from Company for its reasonable costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby and (ii) in the event (A) Parent breaches its agreement in Section 5.9 and the Merger is not consummated or (B) this Agreement is terminated by the Company pursuant to Section 8.1(h), then the Company shall be entitled to reimbursement from Parent for its reasonable costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby. This Section 11.3 shall survive the termination of this Agreement.

11.4	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each other Party.

11.5	Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law).

11.6	Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts and the signatures delivered by facsimile, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Parties.

11.7	Entire Agreement. This Agreement (including the exhibits, schedules and other agreements referred to herein or therein) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement, including, without limitation, the Letter of Intent. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the Parties any rights or remedies hereunder.

11.8	Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. All references to an Article or Section include all subparts thereof.

11.9	Severability. If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

11.10	Construction. The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

11.11	Cumulative Remedies. Except as otherwise provided herein, the rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law or equity.

11.12	Third Party Beneficiaries. No provision of this Agreement shall create any third party beneficiary rights in any Person, including any employee or former employee of Parent, Merger Subsidiary or the Company or any Affiliate thereof (including any beneficiary or dependent thereof).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PARENT:	LECTEC CORPORATION

	By:	/s/ Gregory G. Freitag
Gregory G. Freitag Chief Executive Officer

MERGER SUBSIDIARY:	NERVE MERGER SUB CORP.

	By:	/s/ Gregory G. Freitag
Gregory G. Freitag Chief Executive Officer

COMPANY:	AXOGEN CORPORATION

	By:	/s/ Karen Zaderej
Karen Zaderej Chief Executive Officer

- Signature Page to Agreement and Plan of Merger -

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT (“Amendment”) to Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 31, 2011, entered into by and among LecTec Corporation, a Minnesota corporation (“Parent”), Nerve Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), and AxoGen Corporation, a Delaware corporation (the “Company” and, together with Parent, Merger Subsidiary and the Company, the “Parties”) is entered into on June 30, 2011 (“Effective Date”).

WHEREAS, the Parties wish to amend the Merger Agreement under the terms and subject to the conditions set forth in this Amendment and in accordance with Section 11.2 of the Merger Agreement;

In consideration of the mutual promises contained herein, the Parties agree as follows:

1.	Amendment.

1.1.	Section 5.20 of the Merger Agreement is hereby deleted in its entirety.

1.2.	Section 6.15 of the Merger Agreement is hereby amended by deleting “Dorsey & Whitney LLP” and replacing such deleted language with “Morgan, Lewis & Bockius LLP”.

1.3.	Section 6.16 of the Merger Agreement is hereby amended and restated in its entirety as set forth below:

“6.16 Tax Opinion. Company shall have received the Tax Opinion.”

1.4.	Section 6.18 of the Merger Agreement is hereby deleted in its entirety.

1.5.	Section 7.15 of the Merger Agreement is hereby amended by deleting “Dorsey & Whitney LLP” and replacing such deleted language with “Morgan, Lewis & Bockius LLP”.

1.6.	Section 7.16 of the Merger Agreement is hereby amended and restated in its entirety as set forth below:

“7.16 Tax Opinion. Company shall have received an opinion dated as of the Closing Date from Morgan, Lewis & Bockius LLP to the effect that the Merger will be for federal income tax purposes, a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Subsidiary, and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code (such opinion, the “Tax Opinion”). The Tax Opinion shall be prepared on the basis of certain assumptions set forth therein, as well as certain representations, warranties and covenants reasonably requested by Morgan, Lewis & Bockius LLP and set forth in officer’s certificates received from each of the Company (the “Company Tax Certificate”) and Parent (the “Parent Tax Certificate”). The Parent’s counsel shall have a reasonable opportunity to review the Tax Opinion and provide comment before the Closing Date. Parent and the Company shall cooperate in good faith in the preparation of the Company Tax Certificate and the Parent Tax Certificate.”

1.7.	Section 9.1 of the Merger Agreement is hereby amended by deleting “Dorsey & Whitney LLP” and replacing such deleted language with “Morgan, Lewis & Bockius LLP”.

1.8.	Section 10.1(gg) of the Merger Agreement is hereby amended by deleting “6.16” and replacing such deleted language with “7.16”.

1.9.	Section 10.1(mmmmm) of the Merger Agreement is hereby amended by deleting “6.16” and replacing such deleted language with “7.16”.

1.10.	Section 10.1(tttttt) of the Merger Agreement is hereby amended by deleting “6.16” and replacing such deleted language with “7.16”.

2.	General Provisions.

2.1.	Except as defined herein, all defined terms used herein shall have the meaning set forth in the Merger Agreement.

2.2.	The captions to the paragraphs/sections in this Amendment are not a part of this Amendment or the Merger Agreement, and are included merely for convenience of reference only and shall not affect its meaning or interpretation.

2.3.	This Amendment may be signed in any number of counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

2.4.	This Amendment was drafted by all Parties concerned and thus any rule of contract interpretation calling for documents to be construed against the drafter shall not apply to the construction of this Amendment.

2.5.	The Parties confirm and acknowledge that the Merger Agreement is in full force and effect, that there have been no uncured events of breach to date, and that each represents and warrants to the other that they are in material compliance with the Merger Agreement. Except for the changes made by this Amendment to the Merger Agreement, the Merger Agreement remains in full force and effect without modification. All references to the Agreement in the Merger Agreement mean the Merger Agreement as amended hereby.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

PARENT:	LECTEC CORPORATION

	By:	/s/Gregory G. Freitag
Gregory G. Freitag
Chief Executive Officer

MERGER SUBSIDIARY:	NERVE MERGER SUB CORP.

	By:	/s/Gregory G. Freitag
Gregory G. Freitag
Chief Executive Officer

COMPANY:	AXOGEN CORPORATION

	By:	/s/Karen Zaderej
Karen Zaderej
Chief Executive Officer

Signature Page to Amendment No. 1 to Agreement and Plan of Merger

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT (“Second Amendment”) to Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 31, 2011, entered into by and among LecTec Corporation, a Minnesota corporation (“Parent”), Nerve Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), and AxoGen Corporation, a Delaware corporation (the “Company” and, together with Parent, Merger Subsidiary and the Company, the “Parties”), as amended on June 30, 2011 (“Amendment”), is entered into between the Parties on August 9, 2011 (“Effective Date”).

WHEREAS, the Parties wish to amend the Merger Agreement under the terms and subject to the conditions set forth in this Second Amendment and in accordance with Section 11.2 of the Merger Agreement;

In consideration of the mutual promises contained herein, the Parties agree as follows:

1.	Amendment.

1.1.	Section 10.1 (wwwwww) (“Termination Date”) of the Merger Agreement is hereby amended by deleting “September 26, 2011” and replacing such deletion with “September 30, 2011.”

2.	General Provisions.

2.1.	Except as defined herein, all defined terms used herein shall have the meaning set forth in the Merger Agreement.

2.2.	The captions to the paragraphs/sections in this Second Amendment are not a part of this Second Amendment, the Amendment or the Merger Agreement, and are included merely for convenience of reference only and shall not affect its meaning or interpretation.

2.3.	This Second Amendment may be signed in any number of counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

2.4.	This Second Amendment was drafted by all Parties concerned and thus any rule of contract interpretation calling for documents to be construed against the drafter shall not apply to the construction of this Second Amendment.

2.5.	The Parties confirm and acknowledge that the Merger Agreement is in full force and effect, that there have been no uncured events of breach to date, and that each represents and warrants to the other that they are in material compliance with the Merger Agreement. Except for the changes made by this Second Amendment to the Merger Agreement and the Amendment to the Merger Agreement, the Merger Agreement remains in full force and effect without modification. All references to the Agreement in the Merger Agreement mean the Merger Agreement as amended hereby.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Second Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

PARENT:	LECTEC CORPORATION

	By:	/s/ Gregory G. Freitag
Gregory G. Freitag Chief Executive Officer

MERGER SUBSIDIARY:	NERVE MERGER SUB CORP.

	By:	/s/ Gregory G. Freitag
Gregory G. Freitag Chief Executive Officer

COMPANY:	AXOGEN CORPORATION

	By:	/s/ Karen Zaderej
Karen Zaderej Chief Executive Officer

Signature Page to Amendment No. 2 to Agreement and Plan of Merger